EXHIBIT 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the three month period and year ended December 31, 2019. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A was prepared as at March 4, 2020 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the 2019 Annual Information Form (“AIF”) dated March 4, 2020, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS amounts is helpful to investors in assessing the overall performance of Granite’s business. These non-IFRS measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI — cash basis”), same property NOI — cash basis, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to “NON-IFRS MEASURES” for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

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FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)	2019	2018	2019	2018
Operating highlights
Revenue	$73.6	$59.9	$273.7	$247.5
NOI — cash basis(1)	63.8	52.9	237.4	216.7
Net income attributable to stapled unitholders	90.6	85.9	382.1	465.2
FFO(1)(2)	47.9	40.9	177.5	168.9
AFFO(1)(2)	46.7	39.8	172.8	138.1
Cash flows provided from operating activities	50.1	34.7	183.4	157.9
Monthly distributions paid	36.7	31.1	136.9	125.1
Special distribution paid	—	—	13.7	—
FFO payout ratio(1)(3)	80%	77%	79%	78%
AFFO payout ratio(1)(3)	82%	79%	81%	91%

Per unit amounts
Diluted FFO(1)(2)	$0.91	$0.90	$3.62	$3.68
Diluted AFFO(1)(2)	$0.89	$0.87	$3.53	$3.01
Monthly distributions paid	$0.70	$0.68	$2.80	$2.72
Special distribution paid	—	—	$0.30	—
Diluted weighted average number of units	52.6	45.7	49.0	45.9

As at December 31,			2019	2018

Financial highlights
Investment properties — fair value(4)			$4,457.9	$3,425.0
Assets held for sale(4)			—	44.2
Cash and cash equivalents			298.7	658.2
Total debt(5)			1,250.3	1,303.2
Trading price per unit (TSX: GRT.UN)			$65.98	$53.21

Debt metrics, ratings and outlook
Net leverage ratio(1)			21%	19%
Interest coverage ratio(1)			10.1x	9.4x
Indebtedness ratio (total debt to adjusted EBITDA)(1)			6.1x	7.0x
Weighted average cost of debt(6)			1.83%	2.17%
Weighted average debt term-to-maturity, in years(6)			4.4	4.7
DBRS rating and outlook			BBB stable	BBB stable
Moody’s rating and outlook			Baa2 stable	Baa2 stable

Property metrics(4)
Number of investment properties			91	84
Income-producing properties			85	80
Properties under development			3	2
Land held for development			3	2
Gross leasable area (“GLA”), square feet			40.0	32.2
Occupancy, by GLA			99.0%	99.1%
Magna as a percentage of annualized revenue(7)			42%	54%
Magna as a percentage of GLA			35%	47%
Weighted average lease term in years, by GLA			6.5	6.0
Overall capitalization rate(8)			6.1%	6.7%

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(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS MEASURES”.
(2)

For the year ended December 31, 2019, Granite recognized $0.9 million ($0.02 per unit) in revenue related to lease termination and close-out fees and a net $2.0 million ($0.04 per unit) of real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) resulting from an internal reorganization. For the year ended December 31, 2018, Granite recognized $1.0 million ($0.02 per unit) in revenue related to a lease termination and close-out fee and a net $8.5 million ($0.19 per unit) realized foreign exchange gain during the period on the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018. FFO, AFFO and the per unit amounts include the aforementioned items. In the first quarter of 2018, Granite also paid $9.1 million ($0.19 per unit) related to a tenant incentive allowance for a 2014 lease extension at the Eurostar facility in Graz, Austria. AFFO and AFFO per unit amounts have been reduced by this $9.1 million tenant allowance payment.

(3)

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by FFO and AFFO, respectively, in a period. For comparative purposes, the FFO payout ratio and AFFO payout ratio for the years ended December 31, 2019 and 2018 exclude the lease termination and close-out fees of $0.9 million and $1.0 million, respectively, as well as the net $8.5 million realized foreign exchange gain relating to the remeasurement of US dollar cash proceeds from the sale of properties during the year ended December 31, 2018. AFFO payout ratio further excludes the $9.1 million tenant incentive payment made in 2018 in connection with the 2014 lease extension at the Eurostar facility.

(4)

Assets held for sale are excluded from investment properties and related property metrics. Accordingly, six such assets that were held for sale at December 31, 2018 were excluded from investment properties and related property metrics at December 31, 2018 throughout this MD&A. There are no properties classified as assets held for sale as at December 31, 2019.

(5)

The Trust has adopted IFRS 16, Leases effective January 1, 2019 resulting in the recognition of lease obligations on the combined balance sheet and, thereby, included in total debt (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”).

(6)	Excludes lease obligations noted above.
(7)	Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.
(8)	Refer to “Valuation Metrics by Investment Property Asset Category” in the “Investment Properties” section.

BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at March 4, 2020, Granite owns 91 investment properties in nine countries having approximately 40.0 million square feet of gross leasable area. The tenant base includes Magna International Inc. and its operating subsidiaries (collectively, “Magna”) as the largest tenant, in addition to tenants from various other industries. Properties leased to Magna are generally leased to operating subsidiaries of Magna International Inc. and the terms of the leases are not guaranteed by the parent company except for certain leases wherein the parent is the tenant.

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Granite’s investment properties consist of income-producing properties, properties under development and land held for development (see “INVESTMENT PROPERTIES”). The income-producing properties consist of logistics and distribution/warehouse properties, light industrial properties, heavy industrial manufacturing facilities, corporate offices, product development and engineering centres and test facilities. The lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties by geographic location, property count and square footage as at March 4, 2020 are summarized below:

Investment Properties Summary Nine countries/91 properties/40.0 million square feet

Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that will generate superior long-term total return for unitholders.

Granite’s long-term strategy is to continue to build an institutional quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to optimize its balance sheet; and to reduce its exposure to Magna and the special purpose properties (see “INVESTMENT PROPERTIES”) over the long-term.

Following the sale of 29 non-core properties in 2018 and 2019 and the recent equity offerings, Granite has positioned itself financially to capitalize on a strong pipeline of acquisition and development opportunities within its geographic footprint and execute on its strategic plan.

As Granite looks to the remainder of 2020, its priorities are as follows:

•

Accelerate growth in its target markets in North America and Europe primarily through property and portfolio acquisitions as well as through the development of modern logistics and e-commerce assets and selective joint venture arrangements;

•	Grow net asset value as well as FFO and AFFO per unit through intensive asset management;

•	Continue to enhance Granite’s global platform;

•	Maintain a target occupancy in excess of 98%;

•	Maintain lower leverage providing balance sheet flexibility and liquidity;

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•	Pursue development and expansion opportunities within the existing portfolio; and

•	Continue to dispose of select non-core assets.

SIGNIFICANT MATTERS

Property Acquisitions

During the year ended December 31, 2019, Granite acquired 12 income-producing modern industrial properties in Canada, the United States and the Netherlands and a parcel of development land in the United States. Property acquisitions consisted of the following:

Acquisitions (in millions, except as noted) Property Address	Location	Sq ft(1)	Weighted Average Lease Term, in years by sq ft(1)	Date Acquired	Property Purchase Price(2)		In-going Yield(1)
Income-producing properties:
201 Sunridge Boulevard	Wilmer, TX	0.8	9.5	Mar 1, 2019	$58.1		5.1%
3501 North Lancaster Hutchins Road	Lancaster, TX	0.2	10.4	Mar 1, 2019	106.1		6.8%
Leasehold interest in two properties: 2020 and 2095 Logistics Drive	Mississauga, ON	0.9	8.7	Apr 9, 2019	153.6	(3)	4.5%
1901 Beggrow Street	Columbus, OH	0.8	4.7	May 23, 2019	71.6		5.7%
Heirweg 3	Born, Netherlands	0.3	7.6	Jul 8, 2019	25.7		6.1%
1222 Commerce Parkway	Horn Lake, MS	0.3	4.8	Aug 1, 2019	24.5		5.7%
831 North Graham Road	Greenwood, IN	0.5	7.0	Oct 4, 2019	39.6		5.7%
100 Clyde Alexander Lane	Pooler, GA	0.7	3.1	Oct 18, 2019	62.7	(4)	6.0%
1301 Chalk Hill Road	Dallas, TX	2.3	19.8	Nov 19, 2019	269.8	(5)	5.5%
330-366 Stateline Road East	Southaven, MS	0.9	4.9	Dec 19, 2019	63.7		5.5%
440-480 Stateline Road East	Southaven, MS	0.8	4.1	Dec 19, 2019	51.6		5.1%

Development land:
6701, 6702 Purple Sage Road	Houston, TX	N/A	N/A	Jul 1, 2019	33.4		N/A
		8.5			$960.4		5.5%

(1)	As at the date of acquisition.
(2)	Purchase price does not include transaction costs associated with property acquisitions.
(3)	Excludes the right-of-use asset of $20.5 million associated with a ground lease (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”).
(4)

The Trust acquired the leasehold interest in this property which resulted in the recognition of a right-of-use asset of $62.7 million. The Trust will acquire freehold title to the property on December 31, 2022.

(5)	Purchase price does not include cash held in escrow at December 31, 2019 to complete construction.

At the acquisition date, the developed property located at 1301 Chalk Hill Road, Dallas, Texas had outstanding construction work which resulted in $20.5 million (US$15.5 million) of the purchase price being placed in escrow to pay for the remaining construction costs. The funds will be released from escrow as the construction is completed. As at December 31, 2019, $16.8 million (US$12.9 million) remained in escrow. The purchase price noted above does not include the cash held in escrow to complete the construction. As construction is completed, the construction costs will be capitalized to the cost of the investment property.

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Acquisition, Construction and Development Commitments

Granite had the following property purchase and construction and development commitments:

Commitments (in millions, except as noted) Property Location	Additional sq ft	Accruals/ Payments/ Deposits Made(1)	Future Commitments	Total Cost	Year-One Stabilized Yield
As at December 31, 2019:

Development, construction or expansion:
Demolition phase of property under development in Altbach, Germany	—	$1.4	$0.7	$2.1	N/A
Expansion of 2095 Logistics Drive, Mississauga, ON	0.1	0.2	10.3	10.5	8.1%
Property under development in Plainfield, Indiana	0.5	22.8	8.0	30.8	6.8%
Development property in Houston, Texas as well as other construction commitments	0.7	5.4	44.8	50.2	7.4%
	1.3	$29.8	$63.8	$93.6	5.7%

Property purchases:
Three development properties in the Netherlands	0.9	—	129.5	129.5	4.4%
	2.2	$29.8	$193.3	$223.1	7.2%

(1)	As at December 31, 2019.

During 2019, Granite entered into an agreement for approximately $2.1 million (€1.5 million) to demolish an existing building on a 13-acre site in Altbach, Germany. As at March 4, 2020, the demolition of the property is complete and the construction of a 0.3 million square foot distribution/light industrial facility is expected to commence in the second quarter of 2020. The development is expected to receive a DGNB Gold Sustainability Certification.

The construction of a class A distribution/warehouse facility in Plainfield, Indianapolis is nearing completion. This speculative development contains features expected in a modern distribution building, including 36 foot clear height, significant auto and trailer parking, cross-dock layout and LED lighting throughout the facility. In addition, the property is strategically located to major highways I-70 and I-465, and is approximately 5.8 miles from the Indianapolis International Airport. The development is expected to receive “Two Green Globes” from the Green Building Initiative (Green Globes Sustainability Certification).

At Granite’s recently acquired greenfield site in Houston, Texas speculative construction of the initial phase, consisting of two buildings totaling 0.7 million square feet, commenced in the fourth quarter of 2019. The properties are expected to be constructed by the first quarter of 2021.

Granite has agreed to acquire three state-of-the art facilities in the Netherlands for approximately $129.5 million (€89 million). Currently under construction, the three properties, representing an aggregate gross leasable area of 0.8 million square feet, are anticipated to be purchased in the second quarter of 2020 and a 0.1 million square foot expansion at one of the facilities will be completed in the first quarter of 2021. The acquisition includes approximately 1.8 acres of additional land for potential future expansion. The properties are 100% leased to three prominent European tenants for a weighted average lease term of approximately 11 years. The development is expected to receive a BREEAM “Very Good” sustainability certification at a minimum. The commitment to purchase the three properties in the Netherlands is subject to customary closing conditions.

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Property Dispositions

During the year ended December 31, 2019, 13 properties previously classified as assets held for sale were disposed of for approximately $105.8 million. The properties consisted of the following:

Dispositions (in millions, except as noted)
Property Address	Location	Sq ft	Date Disposed	Sale Price	Annualized Revenue(1)
3 Walker Drive (a nine-acre parcel of land)	Brampton, ON	N/A	Jan 15, 2019	$13.4	$—

Iowa properties (four properties):
403 S 8th Street	Montezuma, IA
1951 A Avenue	Victor, IA
408 N Maplewood Avenue	Williamsburg, IA
411 N Maplewood Avenue	Williamsburg, IA	0.6	Feb 25, 2019	22.3	2.2

375 Edward Street	Richmond Hill, ON	0.1	Feb 27, 2019	8.1	—
330 Finchdene Square	Toronto, ON	0.1	Sept 20, 2019	13.1	—
200 Industrial Parkway	Aurora, ON	0.2	Nov 4, 2019	10.0	0.8

Michigan properties (five properties):
1800 Hayes Street	Grand Haven, MI
3501 John F Donnelly Drive	Holland, MI
3601 John F Donnelly Drive	Holland, MI
3575 128th Avenue North	Holland, MI
6151 Bancroft Avenue	Alto, MI	0.7	Dec 4, 2019	38.9	3.6
		1.7		$105.8	$6.6

(1)

Annualized revenue is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the month the property was first classified as an asset held for sale multiplied by 12 months.

Refinancing and Extension of Term Loans

On November 27, 2019, Granite extended and refinanced its $300.0 million term loan. The term loan, which had an original maturity date of December 12, 2025, has been extended one year to December 11, 2026. Concurrently, the previously existing cross currency interest rate swap was terminated for $6.8 million and Granite entered into a new seven year cross currency interest rate swap resulting in Euro denominated payments at a 1.355% fixed interest rate, approximately 85 basis points lower than the previous rate. The refinancing is expected to result in interest expense savings of approximately $2.3 million or $0.04 per stapled unit of funds from operations, annually.

On October 10, 2019, Granite extended and refinanced its US$185.0 million term loan. The term loan, which had an original maturity date of December 19, 2022, has been extended two years to December 19, 2024. The previously existing cross currency interest rate swap relating to the term loan was terminated on September 24, 2019 and blended into a new cross currency interest rate swap resulting in Euro denominated payments at a 0.522% fixed interest rate, approximately 70 basis points lower than the previous rate. The refinancing is expected to result in interest expense savings of approximately $1.6 million or $0.03 per stapled unit of funds from operations, annually.

Bought Deal Equity Offerings

On October 31, 2019, Granite completed an offering of 4,600,000 stapled units at a price of $64.00 per unit for gross proceeds of $294.4 million, including 600,000 stapled units issued pursuant to the exercise of the over-allotment option granted to the underwriters. The net proceeds received by Granite after deducting the underwriters’ fees and other expenses of the offering were $281.6 million.

On April 30, 2019, Granite completed an offering of 3,749,000 stapled units at a price of $61.50 per unit for gross proceeds of $230.6 million, including 489,000 stapled units issued pursuant to the exercise of the

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over-allotment option granted to the underwriters. The net proceeds received by Granite after deducting the underwriters’ fees and other expenses of the offering were $220.4 million.

Granite has used a portion of the net proceeds from the offerings and intends to use the remaining proceeds to fund acquisitions, commitments under development projects, potential future acquisitions and for general trust purposes.

Increase in Monthly Distributions

The targeted annualized distribution increased by 3.6% to $2.90 (24.2 cents per month) per stapled unit from $2.80 per stapled unit commencing with the monthly distribution declared in December 2019 and paid in January 2020.

RESULTS OF OPERATIONS

Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates								Period End Exchange Rates
	Three Months Ended December 31,				Years Ended December 31,				December 31, 2019	December 31, 2018
	2019	2018	Change		2019	2018	Change				Change
$ per €1.00	1.462	1.508	(3%	)	1.485	1.530	(3%	)	1.455	1.563	(7%)
$ per US$1.00	1.320	1.322	—%		1.327	1.296	2%		1.296	1.364	(5%)

For the three months and year ended December 31, 2019 compared to the prior year periods, the average exchange rates of the Canadian dollar relative to the Euro were lower, which on a comparative basis, decreased the Canadian dollar equivalent of revenue and expenses from Granite’s European operations.

The average exchange rates of the Canadian dollar relative to the US dollar for the three months and year ended December 31, 2019 compared to the prior year periods, were slightly lower and higher, respectively, which on a comparative basis, marginally decreased and increased the Canadian dollar equivalent of revenue and expenses from Granite’s US operations, respectively.

The period end exchange rates of the Canadian dollar relative to the Euro and US dollar on December 31, 2019 were lower when compared to the December 31, 2018 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and US subsidiaries were lower when compared to December 31, 2018.

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On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three months and year ended December 31, 2019 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended December 31,	Years Ended December 31,
(in millions, except per unit information)	2019 vs 2018	2019 vs 2018
Decrease in revenue	$(0.8)	$(1.1)
Decrease in NOI — cash basis	(0.8)	(1.4)
Decrease in net income	(0.3)	—
(Decrease) increase in FFO	(0.1)	1.0
Increase in AFFO	—	0.8
Increase in FFO per unit	—	$0.02
Increase in AFFO per unit	—	$0.02

Operating Results

Revenue

Revenue

	Three Months Ended December 31,			Years Ended December 31,
	2019	2018	$ change	2019	2018	$ change
Rental revenue and amortization(1)	$64.3	$53.5	10.8	$240.3	$220.0	20.3
Tenant recoveries	9.3	6.4	2.9	32.5	26.5	6.0
Lease termination and close-out fees	—	—	—	0.9	1.0	(0.1)
Revenue	$73.6	$59.9	13.7	$273.7	$247.5	26.2

(1)	Rental revenue and amortization includes base rent, straight-line rent amortization and tenant incentive amortization.

Revenue for the three month period ended December 31, 2019 increased $13.7 million to $73.6 million from $59.9 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q4 2019 vs Q4 2018 Change in Revenue

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Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $0.3 million from consumer price index based increases and $0.2 million from fixed contractual adjustments related to rent escalations;

•

the acquisitions of properties located in the United States, Canada, Germany and the Netherlands beginning in the fourth quarter of 2018 increased revenue by $13.8 million, which included $2.8 million of tenant recoveries;

•	revenue increased by $0.9 million due to various renewal and re-leasing activities for properties primarily in Canada and the Netherlands;

•

the sale of properties in Canada, the United States and Germany during the fourth quarter of 2018 and the 2019 year decreased revenue by $1.3 million of which $0.2 million related to a reduction in property tax and insurance tenant recoveries; and

•	foreign exchange had a $0.8 million negative impact largely from the relative strengthening of the Canadian dollar against the Euro.

Revenue for the year ended December 31, 2019 increased $26.2 million to $273.7 million from $247.5 million in the prior year. The components contributing to the change in revenue are detailed below:

Year 2019 vs Year 2018 Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:

•	contractual rent adjustments included $1.2 million from consumer price index based increases and $0.7 million from fixed contractual adjustments related to rent escalations;

•

the acquisitions of properties located in the United States, Canada, Germany and the Netherlands during 2018 and 2019 increased revenue by $44.9 million, which included $7.1 million of tenant recoveries;

•	revenue increased by $3.5 million due to various renewal and re-leasing activities for properties primarily in Canada, the United States and the Netherlands;

•

the sale of 28 properties in Canada, the United States and Germany in 2018 and 2019 decreased revenue by $23.8 million of which $2.4 million related to a reduction in property tax and insurance tenant recoveries;

•	three vacancies for properties in Canada and the United States decreased revenue by $0.7 million and $0.8 million, respectively. These three vacancies were leased up in the third quarter of 2019;

•

foreign exchange had a net $1.1 million negative impact as the relative strengthening of the Canadian dollar against the Euro decreased revenue by $3.1 million while the weakening of the Canadian dollar against the US dollar increased revenue by $2.0 million; and

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•

other revenue increased by $2.3 million, largely relating to higher tenant recoveries and straight-line rent amortization primarily from rent-free periods associated with the building expansion completed in January 2019 at a West Jefferson, Ohio property.

Revenue by major currency for the three month periods and years ended December 31, 2019 and 2018 was as follows:

Revenue by Currency

Fourth Quarter 2019	Fourth Quarter 2018

Year 2019	Year 2018

As a majority of the Trust’s revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps and forward currency contracts, to partially hedge its exposure to foreign currencies and reduce the potential impact that foreign currency rate changes may have on Granite’s operating results, cash flows and distributions (see “DEBT STRUCTURE”).

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Net Operating Income

Net operating income (“NOI”) in the three months ended December 31, 2019 was $63.9 million compared to $52.4 million in the three months ended December 31, 2018. NOI in the year ended December 31, 2019 was $238.3 million compared to $216.6 million in the year ended December 31, 2018. NOI — cash basis excludes the impact of lease termination and close-out fees, and straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties excluding lease termination and close-out fees on a period-over-period basis. NOI — cash basis was $63.8 million in the three months ended December 31, 2019 compared with $52.9 million in the prior year period. NOI — cash basis was $237.4 million in the year ended December 31, 2019 compared with $216.7 million in the year ended December 31, 2018.

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison. Same property NOI — cash basis in the three months ended December 31, 2019 and 2018 were $52.4 million and $50.9 million, respectively. Same property NOI — cash basis in the year ended December 31, 2019 was $180.0 million compared to $174.4 million in the year ended December 31, 2018. The changes in NOI, NOI — cash basis and same property NOI — cash basis are detailed below:

Changes in NOI, NOI — Cash Basis and Same Property NOI — Cash Basis

	Sq ft(1) (in millions)	Three Months Ended December 31,			Sq ft(1) (in millions)	Years Ended December 31,
		2019	2018	$ change		2019	2018	$ change
Revenue		$73.6	$59.9	13.7		$273.7	$247.5	26.2
Less: Property operating costs		(9.7)	(7.5)	(2.2)		(35.4)	(30.9)	(4.5)
NOI(2)		$63.9	$52.4	11.5		$238.3	$216.6	21.7
Add (deduct):
Lease termination and close-out fees		—	—	—		(0.9)	(1.0)	0.1
Straight-line rent amortization		(1.4)	(0.8)	(0.6)		(5.1)	(4.3)	(0.8)
Tenant incentive amortization		1.3	1.3	—		5.1	5.4	(0.3)
NOI — cash basis	40.0	$63.8	$52.9	10.9	40.0	$237.4	$216.7	20.7
Less NOI — cash basis for:
Acquisitions	9.2	(10.7)	(0.3)	(10.4)	15.1	(53.0)	(17.5)	(35.5)
Dispositions, assets held for sale and developments	1.0	(0.7)	(1.7)	1.0	1.7	(4.4)	(24.8)	20.4
Same property NOI — cash basis	30.8	$52.4	$50.9	1.5	24.9	$180.0	$174.4	5.6

(1)

The square footage relating to the NOI — cash basis represents GLA of 40.0 million square feet as at December 31, 2019. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions during the relevant periods.

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. None of Granite’s employee compensation expenses are included in property operating costs.

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Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three month period ended December 31, 2019 increased $10.9 million to $63.8 million from $52.9 million in the prior year period largely as a result of the increase in rental revenue as noted above and, partially offset by an increase in property operating costs primarily relating to the properties acquired in 2019 and a decrease from straight-line rent amortization, primarily from the recently acquired property in Dallas, Texas and rent-free periods associated with the building expansion completed in January 2019 at a West Jefferson, Ohio property.

NOI — cash basis for the year ended December 31, 2019 increased $20.7 million to $237.4 million from $216.7 million in the prior year largely as a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs and a decrease from straight-line rent amortization, both primarily relating to the properties acquired in 2018 and 2019.

Same property NOI — cash basis for the three month periods ended December 31, 2019 and 2018 increased $1.5 million (2.9%) to $52.4 million primarily due to contractual rent adjustments and the re-leasing and renewals of various leases for properties located in the Netherlands, the United States and Canada. Excluding the impact of foreign exchange, same property NOI — cash basis for the three month period ended December 31, 2019 increased by 4.6% relative to the same quarter in the prior year.

Same property NOI — cash basis for the year ended December 31, 2019 increased $5.6 million (3.2%) to $180.0 million primarily due to the increase in contractual rents, re-leasing and renewals of various leases for properties located in the Netherlands, the United States, Germany and Canada and the favourable foreign exchange impact from the weakening of the Canadian dollar against the US dollar, partially offset by the unfavourable foreign exchange impact from the strengthening of the Canadian dollar against the Euro. Excluding the impact of foreign exchange, same property NOI — cash basis for the year ended December 31, 2019 would have increased by 4.5% relative to the prior year.

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NOI — cash basis for the three month periods and years ended December 31, 2019 and 2018 by geography was as follows:

NOI — Cash Basis by Geography

Fourth Quarter 2019	Fourth Quarter 2018

Year 2019	Year 2018

Granite’s property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

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Same property NOI — cash basis for the three month periods and years ended December 31, 2019 and 2018 by geography was as follows:

Same Property NOI — Cash Basis by Geography

	Three Months Ended December 31,			Years Ended December 31,
	2019	2018	% change	2019	2018	% change
Canada	$9.9	$9.4	5.3%	$39.4	$38.3	2.9%
United States	16.3	15.4	5.8%	38.7	35.2	9.9%
Austria	16.5	16.9	(2.4)%	67.1	68.7	(2.3)%
Germany	6.2	6.2	— %	20.1	19.4	3.6%
Netherlands	2.1	1.6	31.3%	8.9	7.4	20.3%
Europe — Other	1.4	1.4	— %	5.8	5.4	7.4%
Same Property NOI — cash basis	$52.4	$50.9	2.9%	$180.0	$174.4	3.2%

Constant currency same property NOI — cash basis for the three month periods and years ended December 31, 2019 and 2018 by geography was as follows, which is calculated by converting the comparative same property NOI — cash basis at current exchange rates:

Constant Currency Same Property NOI — Cash Basis by Geography

	Three Months Ended December 31,			Years Ended December 31,
	2019	2018	% change	2019	2018	% change
Canada	$9.9	$9.4	5.3%	$39.4	$38.3	2.9%
United States	16.3	15.4	5.8%	38.7	36.0	7.5%
Austria	16.5	16.3	1.2%	67.1	66.7	0.6%
Germany	6.2	6.0	3.3%	20.1	18.8	6.9%
Netherlands	2.1	1.6	31.3%	8.9	7.1	25.4%
Europe — Other	1.4	1.4	—%	5.8	5.3	9.4%
Constant Currency Same Property NOI — cash basis	$52.4	$50.1	4.6%	$180.0	$172.2	4.5%

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General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended December 31,			Years Ended December 31,
	2019	2018	$ change	2019	2018	$ change
Salaries and benefits	$3.6	$4.2	(0.6)	$13.8	$16.0	(2.2)
Audit, legal and consulting	0.8	1.0	(0.2)	4.3	4.0	0.3
Trustee/director fees and related expenses	0.3	0.3	—	1.4	1.2	0.2
Executive unit-based compensation including distributions	1.5	0.7	0.8	4.5	2.6	1.9
Fair value remeasurement of trustee/director and executive unit-based compensation plans	0.4	(0.2)	0.6	1.9	0.5	1.4
Other public entity costs	0.5	0.4	0.1	2.1	1.6	0.5
Office rents including property taxes and common area maintenance costs	0.1	0.2	(0.1)	0.4	0.9	(0.5)
Other	0.8	0.6	0.2	3.0	2.6	0.4
General and administrative expenses	$8.0	$7.2	0.8	$31.4	$29.4	2.0

General and administrative expenses were $8.0 million for the three month period ended December 31, 2019 and increased $0.8 million in comparison to the prior year period primarily as a result of the following:

•	an increase in executive unit-based compensation amortization expense due to an increase in the awards outstanding; and

•

an increase in the fair value remeasurement expense associated with the trustee/director and executive unit-based compensation plans resulting from an increase in the market price of the Trust’s stapled units, partially offset by:

•	a decrease in salaries and benefits expense mainly due to the compensation costs associated with departed employees in the fourth quarter of 2018.

General and administrative expenses were $31.4 million for the year ended December 31, 2019 and increased $2.0 million in comparison to the prior year primarily as a result of the following:

•

an increase in executive unit-based compensation costs due to a greater number of awards outstanding under the plan and the accelerated vesting of awards related to the former CFO of $0.5 million in 2019 in comparison to $0.2 million for departed executives in the prior year; and

•	an increase in the fair value remeasurement expense of unit-based compensation plans as noted above, partially offset by;

•	a decrease in salaries and benefits expense in the current year compared to the prior year primarily due to the decrease in compensation costs associated with departed executives and other employees.

Interest Income

Interest income for the three month periods ended December 31, 2019 and 2018 was $1.7 million and $0.8 million, respectively. The $0.9 million increase is primarily due to interest income earned from higher cash balances resulting from the net proceeds of the October 2019 equity offering.

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Interest income for the years ended December 31, 2019 and 2018 was $9.6 million and $2.6 million, respectively. The $7.0 million increase was primarily due to interest income earned from higher cash balances resulting from the net proceeds of the April and October 2019 equity offerings and drawdowns from the term loans in December 2018.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month period ended December 31, 2019 increased $1.5 million to $7.0 million from $5.5 million in the prior year period. Interest expense and other financing costs for the years ended December 31, 2019 and 2018 were $29.9 million and $22.4 million, respectively. The $7.5 million increase is primarily related to:

•	interest expense associated with the term loan drawdowns in December 2018; and

•

the accretion of interest related to lease obligations as a result of the adoption of IFRS 16, Leases in 2019 (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”). These increases were partially offset by;

•	the higher interest expense associated with the credit facility draws in the prior year.

As at December 31, 2019, Granite’s weighted average cost of interest-bearing debt was 1.83% (December 31, 2018 — 2.17%) and the weighted average debt term-to-maturity was 4.4 years (December 31, 2018 — 4.7 years).

Foreign Exchange Gains/Losses, Net

Granite recognized net foreign exchange losses of $0.4 million and foreign exchange gains of $1.4 million in the three month periods ended December 31, 2019 and 2018, respectively. The $1.8 million increase in net foreign exchange losses is primarily related to the $1.4 million foreign exchange gain in the prior year period relating to the settlement of two cross currency interest rate swaps entered into to fund a property acquisition.

Granite recognized net foreign exchange losses of $1.6 million and foreign exchange gains of $9.4 million in the years ended December 31, 2019 and 2018, respectively. The $11.0 million increase in net foreign exchange losses is substantially due to the realized net foreign exchange gain of $8.5 million in the prior year relating to the remeasurement of the US dollar cash proceeds from the sale of three investment properties in January 2018 and, to a lesser extent, the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars or Euros.

Acquisition Transaction Costs

There were no amounts recorded in acquisition transaction costs for the three month period and year ended December 31, 2019 as Granite has early adopted, effective January 1, 2019, the amendments to IFRS 3, Business Combinations (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”). Accordingly, transaction costs relating to asset acquisitions were first capitalized to the cost of the property and then expensed to net fair value gains/losses on investment properties as a result of measuring the property at fair value instead of directly expensing these amounts to acquisition transaction costs in the combined statements of net income. For the three month period and year ended December 31, 2019, transaction costs of $0.9 million and $4.1 million, respectively, were included in net fair value gains/losses on investment properties. Acquisition transaction costs for the three month period and year ended December 31, 2018 were $0.4 million and $8.0 million, respectively. Acquisition transaction costs primarily include land transfer tax and legal and advisory costs.

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Fair Value Gains/Losses on Investment Properties, Net

Net fair value gains on investment properties were $47.5 million and $52.9 million in the three month periods ended December 31, 2019 and 2018, respectively. In the three month period ended December 31, 2019, net fair value gains of $47.5 million were primarily attributable to (i) a compression in discount or terminal capitalization rates for certain properties primarily located in Canada and, to a lesser extent, the United States, Germany and the Netherlands which resulted from the continued market demand for industrial real estate and (ii) the favourable changes in leasing assumptions associated with fair market rent increases for certain properties located in Canada.

Net fair value gains on investment properties in the three month period ended December 31, 2018 of $52.9 million were largely attributable to a compression in discount and terminal capitalization rates for properties located in Canada, the United States and the Netherlands that resulted from a greater market demand for industrial real estate properties and, to a lesser extent, the increase in fair value of the expected sale price for the multi-purpose properties sold in the first quarter of 2019 and the positive changes in leasing assumptions associated with new leases and lease renewals.

Net fair value gains on investment properties were $245.4 million and $354.7 million in the years ended December 31, 2019 and 2018, respectively. In the year ended December 31, 2019, net fair value gains of $245.4 million were attributable to various factors including (i) the positive changes in leasing assumptions associated with lease renewals and fair market rent increases for certain properties located in Canada and the United States and (ii) a compression in discount and terminal capitalization rates for certain properties across Granite’s portfolio resulting from the continued market demand for industrial real estate properties.

Net fair value gains on investment properties in the year ended December 31, 2018 of $354.7 million were largely attributable to (i) an increase in fair value to the sale price for the multi-purpose and special purpose properties sold in 2018 and 2019, (ii) a compression in discount and terminal capitalization rates and an increase in market rents for properties located in Canada, the United States, Germany and the Netherlands resulting from greater market demand for industrial real estate properties and, to a lesser extent, (iii) positive changes in leasing assumptions primarily from contractual rent increases, new leases and lease renewals.

Loss on Sale of Investment Properties

The loss on sale of investment properties for the three month period and year ended December 31, 2019 was $1.0 million and $3.0 million compared to $1.5 million and $6.9 million for the prior year periods, respectively. Loss on sale of investment properties is primarily related to broker commissions and legal and advisory costs associated with the dispositions or planned dispositions of assets held for sale.

Other Expense/Income

During the three month period and year ended December 31, 2019, Granite incurred $2.7 million of real estate land transfer tax which resulted from an internal reorganization. During the year ended December 31, 2018, other income of $2.3 million is attributable to a settlement amount related to a land use matter for a property in Ontario, Canada.

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Income Tax Expense

Income tax expense comprised the following:

Income Tax Expense

	Three Months Ended December 31,			Years Ended December 31,
	2019	2018	$ change	2019	2018	$ change
Foreign operations	$1.2	$1.3	(0.1)	$5.3	$5.9	(0.6)
Withholding taxes	0.4	—	0.4	0.4	0.7	(0.3)
Related to sale of an investment property	—	—	—	—	0.2	(0.2)
Other	(1.9)	(0.5)	(1.4)	(0.6)	0.8	(1.4)
Current tax (recovery) expense	(0.3)	0.8	(1.1)	5.1	7.6	(2.5)
Deferred tax expense	4.5	4.6	(0.1)	37.6	45.0	(7.4)
Income tax expense	$4.2	$5.4	(1.2)	$42.7	$52.6	(9.9)

For the three months ended December 31, 2019, the current tax expense decreased compared to the prior year period primarily due to the reversal of tax provisions in Canada and Europe for taxation years that have become statute barred and reorganization expenses incurred in Austria in the current year that are deductible for tax purposes, partially offset by withholding taxes paid in the current year period on inter-company dividends.

For the year ended December 31, 2019, the current tax expense decreased compared to the prior year primarily due to the reversal of tax provisions in Canada and Europe for taxation years that have become statute barred, reorganization expenses incurred in Austria in the current year that are deductible for tax purposes, higher withholding taxes on inter-company dividends paid in the prior year, the payment of taxes in the prior year periods on the disposition of a property located in Germany and the foreign exchange impact resulting from the relative strengthening of the Canadian dollar on Euro denominated tax expense.

The decrease in deferred tax expense for the three months and year ended December 31, 2019 compared to the prior year periods was primarily due to a decrease in fair value gains in jurisdictions in which deferred taxes are recorded and the reduction of deferred tax liabilities as a result of the reduction in tax rates in the current year.

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Net Income Attributable to Stapled Unitholders

For the three month period ended December 31, 2019, net income attributable to stapled unitholders was $90.6 million compared to $85.9 million in the prior year period. The $4.7 million net increase was primarily due to an $11.5 million increase in net operating income, partially offset by a $5.4 million decrease in net fair value gains on investment properties and $2.7 million of real estate transfer tax which resulted from an internal reorganization. The $4.7 million increase in net income attributable to stapled unitholders is summarized below:

Q4 2019 vs Q4 2018 Change in Net Income Attributable to Stapled Unitholders

For the year ended December 31, 2019, net income attributable to stapled unitholders was $382.1 million compared to $465.2 million in the prior year. The $83.1 million net decrease was primarily due to a $109.3 million decrease in net fair value gains on investment properties, partially offset by a $21.7 million increase in net operating income. The $83.1 million decrease in net income attributable to stapled unitholders is summarized below:

Year 2019 vs Year 2018 Change in Net Income Attributable to Stapled Unitholders

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Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three months and years ended December 31, 2019 and 2018 is presented below:

FFO AND AFFO RECONCILIATION

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except per unit information)		2019	2018	2019	2018
Net income attributable to stapled unitholders		$90.6	$85.9	$382.1	$465.2
Add (deduct):
Fair value gains on investment properties, net		(47.5)	(52.9)	(245.4)	(354.7)
Fair value (gains) losses on financial instruments		(1.0)	1.4	(1.2)	0.5
Acquisition transaction costs		—	0.4	—	8.0
Loss on sale of investment properties		1.0	1.5	3.0	6.9
Other income — settlement award		—	—	—	(2.3)
Current income tax expense associated with the sale of an investment property		—	—	—	0.2
Deferred income tax expense		4.5	4.6	37.6	45.0
Fair value remeasurement expense relating to the Executive Deferred Stapled Unit Plan(1)		0.3	—	1.3	—
Non-controlling interests relating to the above		—	—	0.1	0.1
FFO	[A]	$47.9	$40.9	$177.5	$168.9
Add (deduct):
Maintenance or improvement capital expenditures paid		(0.3)	(1.2)	(2.9)	(17.8)
Leasing commissions paid		(0.5)	(0.2)	(1.3)	(4.2)
Tenant incentives paid		(0.3)	(0.2)	(0.5)	(9.9)
Tenant incentive amortization		1.3	1.3	5.1	5.4
Straight-line rent amortization		(1.4)	(0.8)	(5.1)	(4.3)
AFFO	[B]	$46.7	$39.8	$172.8	$138.1
Per unit amounts:
Basic and diluted FFO per stapled unit	[A]/[C] and [A]/[D]	$0.91	$0.90	$3.62	$3.68
Basic and diluted AFFO per stapled unit	[B]/[C] and [B]/[D]	$0.89	$0.87	$3.53	$3.01
Basic weighted average number of stapled units	[C]	52.6	45.7	49.0	45.9
Diluted weighted average number of stapled units	[D]	52.6	45.7	49.0	45.9

(1)

The Executive Deferred Stapled Unit Plan provides equity-based compensation in the form of restricted stapled units to executives and other employees. It is anticipated that the fair value remeasurement relating to the Executive Deferred Stapled Unit Plan will fluctuate and have a greater impact on FFO and AFFO going forward and has, therefore, been adjusted in FFO and AFFO in accordance with the REALPAC White Paper. The comparative amount was not adjusted as it was not significant in the prior year periods and the year 2018.

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Funds From Operations

FFO for the three month period ended December 31, 2019 was $47.9 million ($0.91 per unit) compared to $40.9 million ($0.90 per unit) in the prior year period. The $7.0 million ($0.01 per unit) increase in FFO is summarized below:

Q4 2019 vs Q4 2018 Change in FFO

Excluding the net $2.0 million ($0.04 per unit) real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization, FFO would have been $49.9 million ($0.95 per unit) for the three month period ended December 31, 2019 in comparison to FFO of $40.9 million ($0.90 per unit) in the three month period ended December 31, 2018.

FFO for the year ended December 31, 2019 was $177.5 million ($3.62 per unit) compared to $168.9 million ($3.68 per unit) in the prior year. The $8.6 million increase in FFO is summarized below:

Year 2019 vs Year 2018 Change in FFO

Excluding the net $2.0 million ($0.04 per unit) real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization and the compensation costs of $2.5 million ($0.05 per unit) associated with the departure of the former CFO, which includes the accelerated vesting of unit-based awards, FFO would have been $182.0 million ($3.71 per unit) for the year ended December 31, 2019. In comparison, excluding the net foreign exchange gain of $8.5 million ($0.19 per unit) realized during the period on the remeasurement of US dollar cash proceeds from the sale of investment properties in

24    Granite REIT 2019

January 2018 and the compensation costs associated with departed executives of $3.4 million ($0.07 per unit), FFO would have been $163.8 million ($3.56 per unit) in the prior year.

Adjusted Funds From Operations

As previously detailed in the FFO and AFFO reconciliation table, AFFO for the three month period ended December 31, 2019 was $46.7 million ($0.89 per unit) compared to $39.8 million ($0.87 per unit) in the prior year period. The $6.9 million ($0.02 per unit) increase in AFFO is summarized below:

Q4 2019 vs Q4 2018 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $7.0 million increase in FFO, as noted previously;

•

a $0.9 million decrease in capital expenditures paid largely relating to an improvement project in the prior year period at a property located in Olive Branch, Mississippi, which was acquired in 2017; and

•

a $0.6 million decrease in AFFO from tenant incentive and straight-line rent amortization, primarily attributable to the recent acquisition in Dallas,Texas and rent-free periods associated with the building expansion completed in January 2019 at a West Jefferson, Ohio property.

Excluding the net $2.0 million ($0.04 per unit) real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization, AFFO would have been $48.7 million ($0.93 per unit) in the three month period ended December 31, 2019 in comparison to AFFO of $39.8 million ($0.87 per unit) in the prior year period.

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AFFO for the year ended December 31, 2019 was $172.8 million ($3.53 per unit) compared to $138.1 million ($3.01 per unit) in the prior year. The $34.7 million ($0.52 per unit) increase in AFFO is summarized below:

Year 2019 vs Year 2018 Change in AFFO

Additional details pertaining to the components of the change in AFFO are as follows:

•	the $8.6 million increase in FFO, as noted previously;

•

a $14.9 million decrease in capital expenditures paid largely due to higher payments made in the prior year relating to improvement projects arising from re-leasing activities at the properties in Novi, Michigan and Olive Branch, Mississippi;

•

a $2.9 million decrease in leasing commissions paid primarily due to payments made in the prior year relating to the re-leasing of the property located in Olive Branch, Mississippi, the developed property in Poland, as well as lease renewals and extensions for two properties in the United States and Germany; and

•

a $9.4 million decrease in tenant incentives paid largely due to a 2018 payment relating to a tenant allowance for a 2014 lease extension at the Eurostar facility in Graz, Austria, partially offset by;

•

a $1.1 million decrease in AFFO from tenant incentive and straight-line rent amortization, primarily from rent-free periods and straight-line rent amortization related to the properties acquired in 2018 and 2019.

Excluding the net $2.0 million ($0.04 per unit) real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization and the compensation costs of $2.5 million ($0.05 per unit) associated with the departure of the former CFO, which includes the accelerated vesting of unit-based awards, AFFO would have been $177.3 million ($3.62 per unit) for the year ended December 31, 2019. In comparison, excluding the net foreign exchange gain of $8.5 million ($0.19 per unit) realized during the period on the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018, compensation costs associated with departed executives of $3.4 million ($0.07 per unit) and the payment of the tenant incentive allowance made in connection with a 2014 lease extension at the Eurostar facility in Graz, Austria of $9.1 million ($0.19 per unit), AFFO would have been $142.1 million ($3.08 per unit) in the year ended December 31, 2018.

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INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties, properties under development and land held for development. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) modern logistics/distribution warehouse facilities (“modern warehouse facilities”), which were recently acquired or newly developed/redeveloped, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Properties under development comprise (i) a site in Altbach, Germany where the demolition of the property is complete and the construction of a distribution/light industrial facility is anticipated to start in the second quarter of 2020, (ii) a parcel of development land in Plainfield, Indiana where construction of a class A distribution/warehouse facility is nearing completion and (iii) 50 acres of a recently acquired greenfield site in Houston, Texas for which speculative construction of the initial phase, consisting of two buildings totaling 0.7 million square feet, began in the fourth quarter of 2019.

Land held for development comprise 12.9 acres of development land in Ohio, United States that was acquired in 2018, the remaining 141 acres of land in Houston, Texas acquired in 2019 and held for the future development of up to a 2.5 million square foot multi-phased business park capable of accommodating buildings ranging from 0.3 million to 1.2 million square feet (of which 0.7 million square feet is planned in the initial phase of construction, as noted above) and a 16-acre parcel of land located in Wroclaw, Poland that could provide for approximately 0.3 million square feet of logistics-warehouse space.

Summary attributes of the investment properties as at December 31, 2019 and 2018 were as follows:

Investment Properties Summary(1)

As at December 31,	2019	2018
(in millions, except as noted)
Investment properties — fair value	$4,457.9	$3,425.0
Income-producing properties	4,377.6	3,404.0
Properties under development	51.3	17.0
Land held for development	29.0	4.0
Overall capitalization rate(2)	6.1%	6.7%

Number of investment properties	91	84
Income-producing properties	85	80
Properties under development	3	2
Land held for development	3	2

Property metrics
GLA, square feet	40.0	32.2
Occupancy, by GLA	99.0%	99.1%
Weighted average lease term in years, by square footage	6.5	6.0
Total number of tenants	60	48
Magna as a percentage of annualized revenue(3)	42%	54%
Magna as a percentage of GLA	35%	47%

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Assets Held for Sale(1)

As at December 31,	2019	2018
(in millions, except as noted)
Assets held for sale
Fair value	—	$44.2
Number of properties	—	6
GLA, square feet	—	0.7
Magna as a percentage of GLA	—	94%
Annualized revenue(3)	—	$2.2

(1)

Assets held for sale are excluded from investment properties and related property metrics. Accordingly, six such assets that were held for sale as at December 31, 2018 (subsequently sold in January and February 2019) were excluded from investment properties and related property metrics as at December 31, 2018 throughout this MD&A. There are no properties classified as assets held for sale as at December 31, 2019.

(2)	Overall capitalization rate pertains only to income-producing properties.
(3)	Annualized revenue for each period presented is calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the reported month multiplied by 12 months.

The fair value of the investment properties by asset category as at December 31, 2019 and 2018 was as follows:

Fair Value of Investment Properties by Asset Category(1)

December 31, 2019	December 31, 2018

(1)	Number of properties denoted in parentheses.

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Granite has a high quality global portfolio of large scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at December 31, 2019 and 2018 was as follows:

Fair Value of Investment Properties by Geography(1)

December 31, 2019	December 31, 2018

(1)	Number of properties denoted in parentheses.

The change in the fair value of investment properties by asset category during the year ended December 31, 2019 was as follows:

Change in Fair Value of Investment Properties by Asset Category

	January 1, 2019								December 31, 2019
	Investment properties	Ground leases	Fair value gains (losses)	Acquisitions	Capital expenditures	Foreign exchange losses	Other changes	Transfers and classified as assets held for sale	Investment properties
Modern warehouse facilities	$1,519.2	11.8	95.3	951.1	4.8	(103.2)	6.0	24.3	$2,509.3
Multi-purpose facilities	845.9	—	102.1	—	1.7	(22.2)	0.1	(85.4)	842.2
Special purpose properties	1,038.9	—	46.0	—	0.4	(54.8)	(4.4)	—	1,026.1
Income-Producing Properties	3,404.0	11.8	243.4	951.1	6.9	(180.2)	1.7	(61.1)	4,377.6
Properties Under Development	17.0	—	(0.1)	8.9	27.2	(1.7)	—	—	51.3
Land Held For Development	4.0	—	0.6	24.9	—	(0.5)	—	—	29.0
	$3,425.0	$11.8	$243.9	$984.9	$34.1	$(182.4)	$1.7	$(61.1)	$4,457.9

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During the year ended December 31, 2019, the fair value of investment properties increased by $1.0 billion, primarily due to:

•

the recognition of ground leases effective January 1, 2019 under IFRS 16, Leases has increased the fair value of investment properties by $11.8 million, consisting of $9.1 million for the ground lease in Botlek, Netherlands and $2.7 million for the ground lease in Soest, Germany (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”). The obligations for these two land leases have been recorded on the combined balance sheet with the right-of-use assets recorded in investment properties;

•

net fair value gains of $243.9 million which were attributable to various factors including (i) the positive changes in leasing assumptions associated with lease renewals and fair market rent increases for certain properties located in Canada and the United States and (ii) a compression in discount and terminal capitalization rates for certain properties across Granite’s portfolio resulting from the continued market demand for industrial real estate properties;

•

the acquisitions of 10 income-producing properties in the United States and the Netherlands, the leasehold interest in two properties in Canada and a parcel of development land in the United States for $984.9 million consisting of (i) three properties in Texas for $433.9 million, (ii) one property in Columbus, Ohio for $71.6 million, (iii) the leasehold interest in two properties in Mississauga, Ontario for $174.1 million which includes the right-of-use asset of $20.5 million associated with the ground lease, (iv) one property in Born, Netherlands for $25.7 million, (v) three properties in Mississippi for $139.8 million, (vi) one property in Greenwood, Indiana for $39.6 million, (vii) one property in Pooler, Georgia for $62.7 million, (viii) development land in Texas for $33.4 million and (ix) the associated transaction costs of $4.1 million (see “SIGNIFICANT MATTERS”); and

•

capital expenditures of $34.1 million, of which $27.2 million related to development capital expenditures for three properties under construction in Indiana and Texas, United States as well as Altbach, Germany and $3.4 million related to the construction of a 0.3 million square foot recently completed expansion at an acquired property near Columbus, Ohio. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property.

These increases are partially offset by:

•

foreign exchange losses of $182.4 million, which primarily include foreign exchange losses of $98.7 million and $80.3 million resulting from the relative strengthening of the Canadian dollar against the Euro and the US dollar, respectively; and

•

the classification of seven properties valued at $61.1 million as assets held for sale. These properties were classified as assets held for sale on the combined balance sheet and subsequently sold during the 2019 year.

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Granite measures its investment properties using valuations prepared by management. Granite does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used

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during the year ended December 31, 2019. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the audited combined financial statements for the year ended December 31, 2019. In addition, valuation metrics for Granite’s income-producing properties (excluding assets held for sale) by asset category as at December 31, 2019 and 2018 were as follows:

Valuation Metrics by Income-Producing Property Asset Category

	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties		Total
As at December 31,	2019	2018	2019	2018	2019	2018	2019	2018
Overall capitalization rate(1)(2)	5.42%	5.66%	6.28%	7.06%	7.44%	7.77%	6.06%	6.65%
Terminal capitalization rate(1)	5.97%	6.25%	6.44%	6.95%	7.03%	7.50%	6.32%	6.81%
Discount rate(1)	6.17%	6.34%	6.91%	7.02%	7.38%	7.63%	6.60%	6.90%

(1)	Weighted based on income-producing property fair value.
(2)	Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at December 31, 2019 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	4,028.3	4,183.7	4,214.3
+25 bps	4,195.3	4,276.1	4,292.3
Base rate	$4,377.6	$4,377.6	$4,377.6
-25 bps	4,577.5	4,487.4	4,461.0
-50 bps	4,797.9	4,607.4	4,546.3

Maintenance or Improvement Capital Expenditures and Leasing Costs

Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of the property portfolio. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

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Maintenance or Improvement Capital Expenditures and Leasing Costs Paid

The maintenance or improvement capital expenditures and leasing costs paid by quarter for the trailing eight quarters were as follows:

Maintenance or Improvement Capital Expenditures and Leasing Costs Paid

		Q4’19	Q3’19	Q2’19	Q1’19	2019 Total	Q4’18	Q3’18	Q2’18	Q1’18	2018 Total
Maintenance or improvement capital expenditures paid		$0.3	$0.8	$0.6	$1.2	$2.9	$1.2	$1.6	$6.2	$8.8	$17.8
Leasing costs paid		0.8	0.6	—	0.4	1.8	0.4	0.5	2.4	10.8	14.1
Total paid	[A]	$1.1	$1.4	$0.6	$1.6	$4.7	$1.6	$2.1	$8.6	$19.6	$31.9
GLA, square feet	[B]	40.0	34.9	34.5	32.8	N/A	32.2	32.5	31.8	29.7	N/A
$ paid per square feet	[A]/[B]	$0.03	$0.04	$0.02	$0.05	$0.14	$0.05	$0.06	$0.27	$0.66	$1.04

In the first quarter of 2018, Granite paid $9.1 million related to a tenant incentive allowance for a 2014 lease extension at the 1.1 million square foot Eurostar facility in Graz, Austria.

Commencing with the third quarter of 2017, Granite undertook to re-develop its Novi, MI property, which was vacated by Magna in March 2017. Granite leased 71% of the space to Hanon Systems for a minimum lease term of 15 years commencing in January 2018. The 0.3 million square foot facility is one of the very few office properties in Granite’s portfolio.

Granite has invested a total of $23.8 million in capital expenditures commencing in 2017 to reposition and lease the Novi, MI flex office property. The following is a summary of the capital expenditures and leasing costs paid by quarter in connection with the Novi, MI property:

Novi, MI Property: Maintenance or Improvement Capital Expenditures and Leasing Costs Paid

	Q4’19	Q3’19	Q2’19	Q1’19	2019 Total	Q4’18	Q3’18	Q2’18	Q1’18	2018 Total
Maintenance or improvement capital expenditures paid	$0.1	$0.1	$0.3	$0.6	$1.1	$0.5	$0.1	$3.2	$8.4	$12.2
Leasing costs paid	—	—	—	—	—	—	—	—	0.2	0.2
Total paid	$0.1	$0.1	$0.3	$0.6	$1.1	$0.5	$0.1	$3.2	$8.6	$12.4

Granite is actively marketing the remaining 0.1 million square feet of available space and anticipates incurring additional cash outflows totaling approximately $4.0 million in capital expenditures and leasing costs over the next year to complete the Novi, MI facility and lease-up of the remaining available space.

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Excluding the non-recurring or unusual items noted above for the Graz, Austria and Novi, MI properties, the maintenance or improvement capital expenditures and leasing costs paid by quarter for the trailing eight quarters were as follows:

Maintenance or Improvement Capital Expenditures and Leasing Costs Paid — Excluding Novi, MI and Graz, Austria

		Q4’19	Q3’19	Q2’19	Q1’19	2019 Total	Q4’18	Q3’18	Q2’18	Q1’18	2018 Total
Maintenance or improvement capital expenditures paid		$0.2	$0.7	$0.3	$0.6	$1.8	$0.7	$1.5	$3.0	$0.4	$5.6
Leasing costs paid		0.8	0.6	—	0.4	1.8	0.4	0.5	2.4	1.5	4.8
Total paid	[C]	$1.0	$1.3	$0.3	$1.0	$3.6	$1.1	$2.0	$5.4	$1.9	$10.4
GLA, square feet	[D]	39.7	34.6	34.2	32.5	N/A	31.9	32.2	31.5	29.4	N/A
$ paid per square feet	[C]/[D]	$0.03	$0.04	$0.01	$0.03	$0.11	$0.03	$0.06	$0.17	$0.06	$0.32

Development and Expansion Projects

The attributes of Granite’s properties under development and expansion projects as at December 31, 2019 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Target/actual start date of construction	Target completion date	Actual construction costs as at Dec. 31 2019	Expected total construction cost(1)
As at December 31, 2019
Properties under development
Plainfield, Indiana	30	0.5	Q2 2019	Q1 2020	$22.8	$30.8
Altbach, Germany	13	0.3	Q2 2020	Q1 2021	2.2	33.8
Houston, Texas (Phase 1 only)	50	0.7	Q4 2019	Q1 2021	1.9	42.0
Expansion project
2095 Logistics Drive, Mississauga, Ontario	9	0.1	Q4 2019	Q2 2021	0.2	10.5
	102	1.6			$27.1	$117.1

(1)	Construction cost excludes cost of land.

Leasing Profile

Magna, Granite’s Largest Tenant

At December 31, 2019, Magna International Inc. or one of its operating subsidiaries was the tenant at 35 (December 31, 2018 — 41) of Granite’s income-producing properties and comprised 42% (December 31, 2018 — 54%) of Granite’s annualized revenue and 35% (December 31, 2018 — 47%) of Granite’s GLA. According to its public disclosure, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody’s Investor Service, A- with a stable outlook by Standard & Poor’s and A(low) with a stable outlook by DBRS Limited. Magna International Inc. is a technology company and a global automotive supplier with international manufacturing operations and product development, engineering and sales centres. Its capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna

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International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:

•	the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•	rent escalations based on either fixed-rate steps or inflation;

•	renewal options tied to market rental rates or inflation;

•	environmental indemnities from the tenant; and

•	a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna’s success is primarily dependent upon the levels of North American, European and Chinese car and light truck production by Magna’s customers. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at December 31, 2019, Granite had 59 other tenants from various industries that in aggregate comprised 58% of the Trust’s annualized revenue. Each of these tenants accounted for less than 9% of the Trust’s annualized revenue as at December 31, 2019.

Granite’s top 10 tenants by annualized revenue at December 31, 2019 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)	Credit Rating(1)(2)
Magna	42%	35%	5.2	A(low)
Amazon	8%	6%	19.1	AA-
ADESA	3%	1%	9.6	NR
Restoration Hardware	3%	3%	8.3	NR
Ingram Micro	2%	3%	5.0	BBB(low)
Hanon Systems	2%	1%	10.9	AA
Mars Petcare	2%	3%	2.3	NR
Wayfair	2%	2%	5.8	NR
Ricoh	2%	2%	5.5	BBB(high)
Samsung	2%	2%	2.2	AA(low)
Top 10 Tenants	68%	58%	6.8

(1)	Credit rating is quoted on the DBRS equivalent rating scale where publicly available. NR refers to Not Rated.
(2)	The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.

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Lease Expiration

As at December 31, 2019, Granite’s portfolio had a weighted average lease term by square footage of 6.5 years (December 31, 2018 — 6.0 years) with lease expiries by GLA, net of any leases renewed (in thousands of square feet), lease count and annualized revenue (calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in December 2019 multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

				Vacancies	2020		2021		2022		2023		2024		2025		2026 and Beyond
Country	Total GLA	Total Lease Count	Total Annualized Revenue $	Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	5,904	26	48.5	—	214	1.3	316	2.9	347	2.9	380	2.3	934	6.9	981	6.7	2,732	25.5
United States	20,057	42	116.3	402	208	1.1	87	0.7	3,110	15.5	2,807	13.7	2,822	14.3	889	4.9	9,732	66.1
Austria	8,101	12	61.9	—	101	0.6	389	2.6	802	9.7	125	1.2	5,349	37.5	111	0.6	1,224	9.7
Germany	3,504	11	24.0	—	—	—	548	3.6	283	2.2	1,947	13.6	—	—	195	1.4	531	3.2
Netherlands	1,700	4	10.9	—	—	—	—	—	—	—	314	2.1	—	—	628	4.7	758	4.1
Europe — Other	751	8	5.5	—	133	0.6	336	3.1	101	0.5	90	0.7	—	—	—	—	91	0.6
Total	40,017	103	267.1	402	656	3.6	1,676	12.9	4,643	30.8	5,663	33.6	9,105	58.7	2,804	18.3	15,068	109.2
% of portfolio as at December 31, 2019:
* by sq ft	100%			1.0%	1.6%		4.2%		11.6%		14.1%		22.8%		7.0%		37.7%
* by Annualized Revenue			100%			1.3%		4.8%		11.5%		12.6%		22.0%		6.9%		40.9%

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Occupancy Roll Forward

The following tables provide a roll forward of the occupancy of Granite for the three months and year ended December 31, 2019:

Occupancy Roll Forward for Q4 2019

	Three Months Ended December 31, 2019
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Europe - Other	Total
Total portfolio size, Oct 1, 2019(1)	5,904	14,907	8,101	3,504	1,700	751	34,867
Vacancy, Oct 1, 2019	—	(90)	—	—	—	—	(90)
Occupancy, Oct 1, 2019	5,904	14,817	8,101	3,504	1,700	751	34,777
Occupancy %, Oct 1, 2019	100.0%	99.4%	100.0%	100.0%	100.0%	100.0%	99.7%
Acquired occupancy	—	5,150	—	—	—	—	5,150
Acquired vacancy	—	(312)	—	—	—	—	(312)
Expiries	—	(652)	—	—	—	(45)	(697)
Renewals	—	652	—	—	—	45	697
Occupancy, Dec 31, 2019	5,904	19,655	8,101	3,504	1,700	751	39,615
Total portfolio size, Dec 31, 2019	5,904	20,057	8,101	3,504	1,700	751	40,017
Occupancy %, Dec 31, 2019	100.0%	98.0%	100.0%	100.0%	100.0%	100.0%	99.0%
(1) Total portfolio size, Oct 1, 2019 is exclusive of assets held for sale.

Occupancy Roll Forward for Year 2019

	Year Ended December 31, 2019
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Europe - Other	Total
Total portfolio size, Jan 1, 2019(1)	4,961	12,477	8,101	3,504	1,441	751	31,235
Vacancy, Jan 1, 2019	(145)	(135)	—	—	—	—	(280)
Occupancy, Jan 1, 2019	4,816	12,342	8,101	3,504	1,441	751	30,955
Occupancy %, Jan 1, 2019	97.1%	98.9%	100.0%	100.0%	100.0%	100.0%	99.1%
Acquired occupancy	943	7,272	—	—	259	—	8,474
Acquired vacancy	—	(312)	—	—	—	—	(312)
Expansion	—	309	—	—	—	—	309
Expiries	(435)	(921)	(392)	—	(500)	(128)	(2,376)
Renewals	435	814	392	—	500	128	2,269
New Leases	145	151	—	—	—	—	296
Occupancy, Dec 31, 2019	5,904	19,655	8,101	3,504	1,700	751	39,615
Total portfolio size, Dec 31, 2019	5,904	20,057	8,101	3,504	1,700	751	40,017
Occupancy %, Dec 31, 2019	100.0%	98.0%	100.0%	100.0%	100.0%	100.0%	99.0%
(1) Total portfolio size, Jan 1, 2019 is exclusive of assets held for sale during 2019.

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LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $797.7 million as at December 31, 2019 compared to $1,158.1 million at December 31, 2018, as summarized below:

Sources of Available Liquidity

As at December 31,	2019	2018
Cash and cash equivalents	$298.7	$658.2
Unused portion of credit facility	499.0	499.9
Available liquidity	$797.7	$1,158.1
Additional sources of liquidity:
Assets held for sale(1)	—	$44.2
Unencumbered assets(2)	$4,457.9	$3,425.0

(1)

No properties were classified as assets held for sale on the combined financial statements at December 31, 2019. Six properties located in Canada and the United States were classified as assets held for sale on the combined financial statements at December 31, 2018 and were subsequently sold during January and February 2019.

(2)

Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility, term loan agreements and trust indentures.

The available liquidity is primarily due to net cash proceeds realized from the equity offering in October 2019. Granite intends to use and has partially used the net proceeds of the equity offering to fund completed and potential acquisitions of properties, development and expansion projects and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flow from operating activities, (iii) cash flows from asset sales, (iv) short-term financing available from the credit facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets.

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Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended December 31,			Years Ended December 31,
	2019	2018	$ change	2019	2018	$ change
Cash and cash equivalents, beginning of period	$455.4	$192.7	262.7	$658.2	$69.0	589.2
Cash provided by operating activities	50.1	34.7	15.4	183.4	157.9	25.5
Cash (used in) provided by investing activities	(446.0)	(86.3)	(359.7)	(876.1)	95.8	(971.9)
Cash provided by financing activities	238.8	506.8	(268.0)	343.6	324.2	19.4
Effect of exchange rate changes on cash and cash equivalents	0.4	10.3	(9.9)	(10.4)	11.3	(21.7)
Cash and cash equivalents, end of period	$298.7	$658.2	(359.5)	$298.7	$658.2	(359.5)

Operating Activities

In the three month period ended December 31, 2019, operating activities generated cash of $50.1 million compared to $34.7 million in the prior year period. The increase of $15.4 million was due to various factors including, among others, an $11.5 million increase in net operating income and a $5.4 million decrease in income taxes paid primarily due to a refund in the fourth quarter of 2019 of tax instalments made in prior periods.

In the year ended December 31, 2019, operating activities generated cash of $183.4 million compared to $157.9 million in the prior year. The increase of $25.5 million was due to various factors including, among others, the following:

•	a $21.7 million increase in net operating income;

•	a $7.3 million decrease in income taxes paid due to a reduction in tax instalments made;

•	a decrease in tenant incentives paid of $9.4 million which mainly related to a payment in 2018 associated with a 2014 lease extension at the Eurostar facility in Graz, Austria; and

•	a decrease in leasing commissions paid of $2.9 million, partially offset by;

•

a decrease in cash provided by working capital changes of $6.7 million primarily due to a decrease in accounts payable and accrued liabilities largely related to the land transfer tax in the prior year for the property acquired in Germany; and

•	an increase in interest paid of $7.7 million largely associated with the term loan drawdowns in December 2018.

Investing Activities

Investing activities for the three month period ended December 31, 2019 used cash of $446.0 million and primarily related to the following:

•

the acquisitions of five income-producing properties for $460.4 million consisting of one property in Greenwood, Indiana for $39.6 million, one property in Pooler, Georgia for $61.3 million, one property in Dallas, Texas for $243.3 million, two properties in Southaven, Mississippi for $115.3 million and the associated transaction costs of $0.9 million;

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•	investment property development and expansion capital expenditures paid of $15.5 million primarily relating to the property under development in Plainfield, Indiana; and

•

a $17.1 million cash deposit held in escrow to complete construction work at the Dallas, Texas property acquired in the fourth quarter of 2019. As construction is completed, the construction costs will be capitalized to the cost of the property. These cash outflows are partially offset by;

•	net proceeds of $47.3 million received from the disposition of a property in Canada and five properties in the United States.

Investing activities for the three month period ended December 31, 2018 used cash of $86.3 million and primarily related to the following:

•	the acquisition of an income-producing property in Shepherdsville, Kentucky for $65.9 million and the purchase of 12.9 acres of development land in West Jefferson, Ohio for $1.2 million;

•

investment property expansion capital expenditures paid of $14.5 million substantially relating to the construction of a 0.3 million square foot expansion at an acquired property near Columbus, Ohio, and maintenance and improvement capital expenditures paid of $1.2 million largely relating to improvement projects at a property in Novi, Michigan and a multi-tenanted property in Pooler, Georgia; and

•	a $7.0 million deposit to acquire the leasehold interest in two income-producing properties located in Mississauga, Ontario. These cash outflows are partially offset by;

•	net proceeds of $3.5 million received from the disposition of a property in Germany.

Investing activities for the year ended December 31, 2019 used cash of $876.1 million and primarily related to the following:

•

the acquisitions of 10 income-producing properties in the United States and the Netherlands, the leasehold interest in two properties in Canada, a parcel of development land in the United States and the associated transaction costs for $930.9 million (see “SIGNIFICANT MATTERS”);

•

investment property development and expansion capital expenditures paid of $27.4 million relating to properties under development in Altbach, Germany, Plainfield, Indiana and Houston, Texas and the completed expansion at the property near Columbus, Ohio, and maintenance and improvement capital expenditures paid of $2.9 million largely relating to improvement projects at a property in Novi, Michigan, a multi-tenanted property in Olive Branch, Mississippi and a property located in the Netherlands; and

•	a $17.1 million cash deposit held in escrow to complete construction work at the recently acquired Dallas, Texas property as noted above. These cash outflows are partially offset by;

•	net proceeds of $85.5 million received from the dispositions of 13 properties in Canada and the United States; and

•	the receipt of a $16.8 million vendor take-back mortgage relating to the sale of four properties in Iowa in February 2019.

Investing activities for the year ended December 31, 2018 generated cash of $95.8 million and primarily related to the following:

•	net proceeds of $681.3 million received from the disposition of 16 income-producing properties in Canada, the United States and Germany; and

•	the receipt of a $30.0 million vendor take-back mortgage resulting from the sale of seven properties in Newmarket, Ontario in January 2018, partially offset by;

Granite REIT 2019    39

•

the acquisitions of eight income-producing properties in the United States and Germany for $549.1 million consisting of a $304.2 million portfolio of four properties in West Jefferson, Ohio, $50.7 million for a property in Plainfield, Indiana, $44.4 million for a property in Greencastle, Pennsylvania, $82.7 million for a property in Erfurt, Germany, one property in Shepherdsville, Kentucky for $65.9 million and the purchase of 12.9 acres of development land in West Jefferson, Ohio for $1.2 million;

•

investment property maintenance and improvement capital expenditures paid of $17.8 million largely relating to improvement projects at the property in Novi, Michigan as noted above and a modern warehouse property located in Olive Branch, Mississippi which was acquired in October 2017 and re-leased to another tenant, and development and expansion capital expenditures paid of $15.4 million largely relating to the 0.3 million square foot expansion at the property near Columbus, Ohio mentioned previously; and

•	$33.1 million of deposits relating to property acquisitions which closed during 2019.

Financing Activities

Cash provided by financing activities for the three month period ended December 31, 2019 of $238.8 million comprised $281.6 million of proceeds from the stapled unit offering in October 2019, net of issuance costs, partially offset by $36.7 million of distribution payments and $6.8 million for the settlement of a cross currency interest rate swap.

Cash provided by financing activities for the three month period ended December 31, 2018 of $506.8 million largely comprised $548.7 million of proceeds from unsecured term loans, partially offset by $31.1 million of distribution payments and $6.3 million of bank indebtedness repayments.

Cash provided by financing activities for the year ended December 31, 2019 of $343.6 million comprised $502.0 million of proceeds from the stapled unit offerings completed in April and October 2019, net of issuance costs, partially offset by $136.9 million of monthly distribution payments, $13.7 million relating to a special distribution payment and $6.8 million for the settlement of a cross currency interest rate swap.

Cash provided by financing activities for the year ended December 31, 2018 of $324.2 million comprised $548.7 million of proceeds from unsecured term loans, partially offset by distribution payments of $125.1 million, repurchases of the Trust’s stapled units under the normal course issuer bid of $63.5 million and net $32.5 million of bank indebtedness repayments.

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Debt Structure

Granite’s debt structure and key debt metrics as at December 31, 2019 and 2018 were as follows:

Summary Debt Structure and Debt Metrics

As at December 31,		2019	2018
Unsecured debt, net		$1,187.0	$1,198.4
Cross currency interest rate swaps, net		30.3	104.8
Lease obligations(1)		33.0	—
Total debt	[A]	$1,250.3	$1,303.2
Less: cash and cash equivalents		298.7	658.2
Net debt	[B]	$951.6	$645.0
Investment properties, all unencumbered by secured debt	[C]	$4,457.9	$3,425.0
Adjusted EBITDA(2)	[D]	$204.4	$187.0
Interest expense		$29.9	$22.4
Interest income		(9.6)	(2.6)
Interest expense, net	[E]	$20.3	$19.8

Debt metrics
Leverage ratio(2)	[A]/[C]	28%	38%
Net leverage ratio(2)	[B]/[C]	21%	19%
Interest coverage ratio(2)	[D]/[E]	10.1x	9.4x
Unencumbered asset coverage ratio(2)	[C]/[A]	3.6x	2.6x
Indebtedness ratio(2)	[A]/[D]	6.1x	7.0x
Weighted average cost of debt(3)		1.83%	2.17%
Weighted average debt term-to-maturity, in years(3)		4.4	4.7

Ratings and outlook
DBRS		BBB stable	BBB stable
Moody’s		Baa2 stable	Baa2 stable

(1)	The Trust has adopted IFRS 16, Leases effective January 1, 2019 resulting in the recognition of lease obligations on the combined balance sheet (see “NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS”).
(2)	Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS MEASURES”.
(3)	Excludes lease obligations noted above.

Unsecured Debt and Cross Currency Interest Rate Swaps

2026 Term Loan and Cross Currency Interest Rate Swap

On December 12, 2018, Granite REIT Holdings Limited Partnership (“Granite LP”) entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “2026 Term Loan”). The 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. At December 31, 2019, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.5 million.

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On December 12, 2018, the Trust entered into a cross currency interest rate swap to exchange the CDOR plus margin interest payments from the term loan that originally matured in 2025 for Euro denominated payments at a 2.202% fixed interest rate. As a result of the term loan extension on November 27, 2019, the previously existing cross currency interest rate swap was settled for $6.8 million and a new cross currency interest rate swap was entered into. The new cross currency interest rate swap exchanges the CDOR plus margin monthly interest payments from the 2026 Term Loan for Euro denominated payments at a 1.355% fixed interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €205.5 million in exchange for which it will receive $300.0 million on December 11, 2026. As at December 31, 2019, the fair value of the cross currency interest rate swap was a net financial liability of $1.2 million.

2024 Term Loan and Cross Currency Interest Rate Swap

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At December 31, 2019, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $239.2 million.

On December 19, 2018, the Trust entered into a cross currency interest rate swap to exchange the LIBOR plus margin interest payments from the term loan that originally matured in 2022 for Euro denominated payments at a 1.225% fixed interest rate. In anticipation of the term loan extension on October 10, 2019, the previously existing cross currency swap was terminated on September 24, 2019 and blended into a new cross currency interest rate swap. The new cross currency interest rate swap exchanges the LIBOR plus margin monthly interest payments from the 2024 Term Loan for Euro denominated payments at a 0.522% fixed interest rate. In addition, under the terms of the swap, Granite will pay principal proceeds of €168.2 million in exchange for which it will receive US$185.0 million on December 19, 2024. As at December 31, 2019, the fair value of the cross currency interest rate swap was a net financial liability of $1.2 million.

2023 Debentures and Cross Currency Interest Rate Swap

On December 20, 2016, the Trust issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. At December 31, 2019, all of the 2023 Debentures remained outstanding and the balance, net of deferred financing costs, was $398.7 million.

On December 20, 2016, the Trust entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures for Euro denominated payments at a 2.43% fixed interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at December 31, 2019, the fair value of the cross currency interest rate swap was a net financial liability of $24.3 million.

2021 Debentures and Cross Currency Interest Rate Swap

In July 2014, the Trust issued $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the “2021 Debentures”). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. At December 31, 2019, all of the 2021 Debentures remained outstanding and the balance, net of deferred financing costs, was $249.6 million.

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In July 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% interest payments from the 2021 Debentures for Euro denominated payments at a 2.68% fixed interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021. As at December 31, 2019, the fair value of the cross currency interest rate swap was a net financial liability of $3.6 million.

The 2021 Debentures, 2023 Debentures, 2024 Term Loan and 2026 Term Loan rank pari passu with all of the Trust’s other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The fair values of the cross currency interest rate swaps are dependent upon a number of assumptions including the Euro exchange rate against the Canadian or US dollars and the Euro, Canadian and US government benchmark interest rates.

Credit Facility

On February 1, 2018, the Trust entered into an unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or Euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit rating of Granite REIT and Granite GP, as is a commitment fee in respect of undrawn amounts. As at December 31, 2019, the Trust had no amounts drawn from the credit facility and $1.0 million in letters of credit issued against the facility.

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At December 31, 2019, there were no significant changes in the debt ratios, which remain relatively favourable, providing financial flexibility for future growth.

Granite’s unsecured debentures, term loans and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at December 31, 2019, Granite was in compliance with all of these covenants.

Credit Ratings

On March 14, 2019, Moody’s Investors Service, Inc. (“Moody’s”) confirmed its credit rating on the 2021 Debentures and 2023 Debentures of Baa2 with a stable outlook. On April 1, 2019, DBRS confirmed the BBB rating on the 2021 Debentures and the 2023 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Unitholders’ Equity

Outstanding Stapled Units

As at March 4, 2020, the Trust had 54,052,212 stapled units issued and outstanding.

Distributions

On November 5, 2019, the Trust increased its targeted annualized distribution to $2.90 ($0.242 per month) per stapled unit from $2.80 per stapled unit commencing with the monthly distribution declared in December 2019 and paid in mid-January 2020.

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Monthly distributions declared to stapled unitholders in the three month periods ended December 31, 2019 and 2018 were $38.3 million or 70.8 cents per stapled unit and $31.4 million or 68.7 cents per stapled unit, respectively. Total monthly distributions declared to stapled unitholders in the years ended December 31, 2019 and 2018 were $139.3 million or $2.81 per stapled unit and $125.1 million or $2.73 per stapled unit, respectively.

The distributions declared in January 2020 in the amount of $13.1 million or 24.2 cents per stapled unit were paid on February 14, 2020 and the distribution declared in February 2020 of $13.1 million or 24.2 cents per stapled unit will be paid on March 16, 2020.

As a result of the increase in taxable income generated primarily by the sale transactions in 2018, Granite’s Board of Trustees declared a special distribution in December 2018 of $1.20 per stapled unit which comprised 30.0 cents per unit payable in cash and 90.0 cents per unit payable by the issuance of stapled units, both of which were paid on January 15, 2019. Immediately following the issuance of the stapled units, the stapled units were consolidated such that each unitholder held the same number of stapled units after the consolidation as each unitholder held prior to the special distribution.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines under NP 41-201.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended December 31,		Years Ended December 31,
	2019	2018	2019	2018
Net income	$90.6	$85.9	$382.3	$465.4
Cash flows provided by operating activities	50.1	34.7	183.4	157.9
Monthly cash distributions paid and payable	(38.3)	(31.4)	(139.3)	(125.1)
Special cash distribution paid and payable	—	(13.7)	—	(13.7)
Cash flows from operating activities in excess (shortfall) of distributions paid and payable	$11.8	$(10.4)	$44.1	$19.1

Monthly distributions paid for the three month periods and years ended December 31, 2019 and 2018 were funded with cash flows from operating activities. The special distribution declared in December 2018 and paid in cash on January 15, 2019 was funded with available cash on hand.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Equity Offerings

On October 31, 2019, Granite completed an offering of 4,000,000 stapled units at a price of $64.00 per unit for gross proceeds of approximately $256.0 million. On October 28, 2019, the syndicate of underwriters elected, pursuant to the terms of the underwriting agreement in respect of the offering, to exercise its

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over-allotment option in full, resulting in the issuance of an additional 600,000 stapled units on October 31, 2019 for additional gross proceeds of $38.4 million. The aggregate gross proceeds raised pursuant to the offering, including the exercise of the over-allotment option, were $294.4 million. The net proceeds received by Granite after deducting the underwriters’ fees and other expenses of the offering were approximately $281.6 million.

On April 30, 2019, Granite completed an offering of 3,260,000 stapled units at a price of $61.50 per unit for gross proceeds of $200.5 million. On April 26, 2019, the syndicate of underwriters elected, pursuant to the terms of the underwriting agreement in respect of the offering, to exercise its over-allotment option in full, resulting in the issuance of an additional 489,000 stapled units on April 30, 2019 for additional gross proceeds of $30.1 million. The aggregate gross proceeds raised pursuant to the offering, including the exercise of the over-allotment option, were $230.6 million. The net proceeds received by Granite after deducting the underwriters’ fees and the expenses were $220.4 million.

Granite has used a portion of the net proceeds from the offerings and intends to use the remaining proceeds to fund acquisitions, commitments under development projects, potential future acquisitions and for general trust purposes.

Normal Course Issuer Bid

On May 14, 2019, Granite announced the acceptance by the Toronto Stock Exchange (“TSX”) of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,853,666 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 21, 2019 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 20, 2020. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 41,484 stapled units, subject to certain exceptions. Granite entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 18, 2018 to May 17, 2019.

During the year ended December 31, 2019, Granite repurchased 700 stapled units for consideration of less than $0.1 million at an aggregate average purchase price of $52.96 per unit. During the year ended December 31, 2018, Granite repurchased 1,282,171 stapled units for consideration of $63.5 million, representing an average purchase price of $49.55 per unit.

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COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

The Trust has made commitments for future payments of interest and principal on long-term debt, construction and development project costs and certain other costs. At December 31, 2019, these contractual obligations had the following maturities:

As at December 31, 2019	Total	2020	2021	2022	2023	2024	Thereafter
Unsecured debentures	$650.0	$—	$250.0	$—	$400.0	$—	$—
Unsecured term loans	539.8	—	—	—	—	239.8	300.0
Cross currency interest rate swaps	30.3	—	3.6	—	24.3	1.2	1.2
Interest payments:
Unsecured debentures, net of cross currency interest rate swap savings	53.4	16.7	16.7	10.0	10.0	—	—
Unsecured term loans, net of cross currency interest rate swap savings	35.1	5.4	5.4	5.4	5.4	5.4	8.1
Construction and development purchase commitments	63.8	57.0	6.8	—	—	—	—
Three property purchases in the Netherlands	129.5	107.7	21.8	—	—	—	—
	$1,501.9	$186.8	$304.3	$15.4	$439.7	$246.4	$309.3

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. At December 31, 2019, the Trust had $1.0 million in letters of credit outstanding. Additionally, the Trust had contractual commitments related to construction and development projects of approximately $63.8 million at December 31, 2019. The construction and development projects are expected to be completed during 2020 and the first half of 2021. The commitment to purchase the three properties in the Netherlands is subject to customary closing conditions. The three properties, representing an aggregate gross leasable area of 0.8 million square feet, are anticipated to be purchased in the second quarter of 2020 and a 0.1 million square foot expansion at one of the facilities will be completed in the first quarter of 2021.

Commitments on non-cancellable operating leases that were previously disclosed are recorded as lease obligations on the combined financial statements under IFRS 16, Leases effective January 1, 2019 (see “New Accounting Pronouncements and Developments”).

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 9, 16 and 20 to the audited combined financial statements for the year ended December 31, 2019 and “LIQUIDITY AND CAPITAL RESOURCES”.

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RELATED PARTY TRANSACTIONS

For a discussion of the Trust’s transactions with related parties, refer to note 18 of the audited combined financial statements for the year ended December 31, 2019.

NON-IFRS MEASURES

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2019 and as subsequently amended (“White Paper”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations”). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant incentives paid and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust’s determination of AFFO follows the definition prescribed by REALPAC’s White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations”). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude the special distribution, declared to unitholders divided by FFO and AFFO, respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

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FFO and AFFO Payout Ratios

		Three Months Ended December 31,		Years Ended December 31,
(in millions, except as noted)		2019	2018	2019	2018
Monthly distributions declared to unitholders	[A]	$38.3	$31.4	$139.3	$125.1

FFO		47.9	40.9	177.5	168.9
Add (deduct):
Foreign exchange gain on the remeasurement of US cash proceeds from sale of properties		—	—	—	(8.5)
Lease termination and close-out fees		—	—	(0.9)	(1.0)
FFO adjusted for the above	[B]	$47.9	$40.9	$176.6	$159.4

AFFO		46.7	39.8	172.8	138.1
Add (deduct):
Tenant allowance payment made in connection with a 2014 lease extension at the Eurostar facility in Austria		—	—	—	9.1
Foreign exchange gain on the remeasurement of US cash proceeds from sale of properties		—	—	—	(8.5)
Lease termination and close-out fees		—	—	(0.9)	(1.0)
AFFO adjusted for the above	[C]	$46.7	$39.8	$171.9	$137.7
FFO payout ratio	[A]/[B]	80%	77%	79%	78%
AFFO payout ratio	[A]/[C]	82%	79%	81%	91%

Excluding the net $2.0 million real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization, FFO payout ratio and AFFO payout ratio would be 77% and 79% in the three month period ended December 31, 2019 compared to 77% and 79% for the three month period ended December 31, 2018, respectively.

Net operating income — cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS — Net Operating Income”). NOI — cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI — cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Same property net operating income — cash basis

Same property NOI — cash basis refers to the NOI — cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI — cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS — Net Operating Income”). Granite believes that same property NOI — cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI — cash basis from the same stock of properties owned.

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Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, foreign exchange gain on the remeasurement of proceeds from the sale of investment properties, fair value gains (losses) on investment properties and financial instruments, acquisition transaction costs, other expense relating to real estate transfer tax, other income relating to a settlement award and loss on the sale of investment properties. Adjusted EBITDA represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For years ended December 31,	2019	2018
Net income	$382.3	$465.4
Add (deduct):
Lease termination and close-out fees	(0.9)	(1.0)
Interest expense and other financing costs	29.9	22.4
Interest income	(9.6)	(2.6)
Income tax expense	42.7	52.6
Depreciation and amortization	0.9	0.3
Foreign exchange gain on the remeasurement of US cash proceeds from sale of properties	—	(8.5)
Fair value gains on investment properties, net	(245.4)	(354.7)
Fair value (gains) losses on financial instruments	(1.2)	0.5
Loss on sale of investment properties	3.0	6.9
Acquisition transaction costs	—	8.0
Other expense (income)	2.7	(2.3)
Adjusted EBITDA	$204.4	$187.0

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Indebtedness ratio

The indebtedness ratio is calculated as total debt divided by Adjusted EBITDA and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

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Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES — Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust’s significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(k) of the audited combined financial statements for the year ended December 31, 2019. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms and leases where the property is a large square-footage and/or architecturally specialized. Refer to the “New Accounting Pronouncements and Developments” section for information on the adoption of IFRS 16, Leases effective January 1, 2019.

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2019. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time,

50    Granite REIT 2019

appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these appraisals but uses them as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of certain of Granite’s portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the year ended December 31, 2019 other than recognizing related ground lease obligations as part of the adoption of IFRS 16, Leases. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “Investment Properties” section and note 4 of the audited combined financial statements for the year ended December 31, 2019 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

New Standards Adopted

Effective January 1, 2019, the Trust applied for the first time certain standards and amendments. The nature and effect of the changes to the combined financial statements are disclosed below.

Amendments to IFRS 3, Business Combinations

The Trust adopted the amendments to IFRS 3, Business Combinations (“IFRS 3 Amendments”) effective January 1, 2019 in advance of their mandatory effective date of January 1, 2020. The IFRS 3 Amendments

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were adopted prospectively and therefore the comparative information presented for 2018 has not been restated. The IFRS 3 Amendments clarify the definition of a business in determining whether an acquisition is a business combination or an asset acquisition. The IFRS 3 Amendments have removed the requirement for an assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; the reference to an ability to reduce costs; and require, at a minimum, the acquired set of activities and assets to include an input and a substantive process to meet the definition of a business. The IFRS 3 Amendments also provide for an optional concentration test to assess whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Following the adoption of the IFRS 3 Amendments, the Trust continues to account for business combinations in which control is acquired under the acquisition method. When a property acquisition is made, the Trust considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process in place and will be integrated into the Trust’s existing operations, the acquisition does not meet the definition of a business and is accounted for as an asset acquisition. An asset acquisition is accounted for as an acquisition of a group of assets and liabilities. The cost of the acquisition, including transaction costs, is allocated to the assets and liabilities acquired based on their relative fair values, and no goodwill or deferred tax is recognized. Subsequently, where the acquired asset represents an investment property, it is measured at fair value in accordance with IAS 40, Investment Properties.

As a result of the adoption of the IFRS 3 Amendments, Granite’s income-producing property acquisitions are considered asset acquisitions rather than business combinations. Accordingly, for the three month period and year ended December 31, 2019, acquisition transaction costs of $0.7 million and $3.6 million, respectively, were first capitalized to the cost of the property and then expensed to net fair value gains/losses on investment properties as a result of measuring the property at fair value instead of directly expensing these amounts to acquisition transaction costs in the combined statements of net income. There was no significant impact to net income, unitholders’ equity or cash flows from the adoption of the IFRS 3 Amendments as at December 31, 2019 and for the three month period and year then ended. For the year ended December 31, 2018, the income-producing properties acquired in the year were accounted as business combinations in accordance with the accounting policy followed by the Trust at that time and prior to the adoption and prospective application of the IFRS 3 Amendments effective January 1, 2019.

IFRS 16, Leases

In January 2016, the International Accounting Standards Board issued IFRS 16, Leases (‘‘IFRS 16’’) which replaced International Accounting Standard (“IAS”) 17, Leases and its associated interpretative guidance. For contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains substantially unchanged as the distinction between operating and finance leases is retained.

The Trust has applied IFRS 16 using the modified retrospective approach and, therefore, the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated.

As a lessee

Definition of a lease

Previously, the Trust determined at contract inception whether an arrangement was or contained a lease under IAS 17. The Trust now assesses whether a contract is or contains a lease based on the new definition

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of a lease. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to IFRS 16, the Trust applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and associated interpretative guidance were not reassessed as the practical expedient offered under the standard was applied. Therefore, the new definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

In accordance with IFRS 16, at inception or on modification of a contract that contains a lease component, the Trust allocates the consideration in the contract to each lease and non-lease component based on their relative stand-alone prices.

Accounting policy

The Trust recognizes a right-of-use asset and a lease obligation at the lease commencement date. The Trust presents right-of-use assets that do not meet the definition of investment property in ‘‘fixed assets’’ on the combined balance sheet, the same line item as it presents underlying assets of the same nature that it owns. The right-of-use asset is initially measured at cost and, subsequently, at cost less any accumulated depreciation and impairment, and adjusted for certain remeasurements of the lease obligation. When a right-of-use asset meets the definition of investment property, it is presented in “investment properties” on the combined balance sheet. The right-of-use asset is initially measured at cost and subsequently, it is measured at fair value in accordance with the Trust’s accounting policies.

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Trust’s incremental borrowing rate. Generally, the Trust uses its incremental borrowing rate as the discount rate. The Trust presents lease liabilities in “lease obligations” on the combined balance sheet.

The lease obligation is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee or, as appropriate, a change in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Trust has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized. The Trust also applies judgment in determining the discount rate used to present value the lease obligations.

Transition

In accordance with IFRS 16, the Trust recognized right-of-use assets and lease obligations for applicable leases except for leases of low-value assets for which the Trust has elected not to recognize right-of-use assets and lease liabilities. The Trust recognizes the lease payments associated with these low-value asset leases as an expense on a straight-line basis over the lease term.

The Trust leases assets related to ground leases, office space and equipment. Lease obligations were measured at the present value of the remaining lease payments, discounted at the Trust’s incremental borrowing rate as at January 1, 2019.

Right-of-use assets are measured at either:

•	Their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the lessee’s incremental borrowing rate at the date of initial application; or

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•	An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Trust recognized a right-of-use asset at a value equal to the lease obligation and, therefore, there was no impact to retained earnings as at January 1, 2019.

The Trust used the following additional practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and obligations for leases with less than 12 months of lease term;

•	Applied the exemption not to allocate the consideration in a contract to each lease and non-lease component;

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application; and

•	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Impact on transition

As at December 31, 2019, the Trust had leases for the use of office space, office and other equipment and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. In accordance with IFRS 16, the Trust recognized these operating leases as right-of-use assets and recorded related lease liability obligations on the combined balance sheet as follows:

	Fixed assets			Investment properties	Lease obligations
	Office space	Equipment	Total	Ground leases
Balance at January 1, 2019	$1.7	$0.1	$1.8	$11.8	$13.6
Balance at December 31, 2019	$1.4	$0.1	$1.5	$31.5	$33.0

When measuring lease liabilities for leases that were classified as operating leases, the Trust discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average rate applied is 4.4%.

During the year ended December 31, 2019, the Trust recorded an additional right-of-use asset and related lease obligation of $20.5 million for the ground lease associated with the acquisition of two income-producing properties in Mississauga, Ontario in April 2019. In addition, the Trust also recorded right-of-use assets and lease obligations of $0.1 million for equipment and $0.3 million for office space.

In accordance with IFRS 16, the Trust has recognized depreciation and interest costs, instead of operating lease expense. During the three month period and year ended December 31, 2019, the Trust recognized $0.2 million and $0.6 million of depreciation and amortization expense, respectively, and $0.4 million and $1.3 million of interest expense from these leases, respectively. No depreciation is recognized for the right-of-use asset that meets the definition of investment property.

As a lessor

In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged with the distinction between operating leases and finance leases being retained. The Trust leases its investment properties, including right-of-use assets, to tenants and has determined that the in-place leases as at December 31, 2019 are operating leases. The Trust is not required to make any adjustments on transition to IFRS 16 for leases in which it is a lessor.

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IFRIC 23, Uncertainty Over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty Over Income Tax Treatments (“IFRIC 23”) which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. This standard is effective for annual periods beginning on or after January 1, 2019. The adoption of this standard did not have an impact on the combined financial statements.

Future Accounting Policy Changes

As at December 31, 2019, there are no new accounting standards issued but not yet applicable to the combined financial statements except for the following:

Agenda Decision — IFRS 16, Leases

In December 2019, the IFRS Interpretations Committee issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16, Leases and whether the useful life of any non-removable leasehold improvements is limited to the lease term of the related lease. The Trust is currently assessing the impact of this interpretation on its financial statements and the implementation of the decision is expected in fiscal 2020 with retrospective application.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The President and Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of the Trust’s disclosure controls and procedures as defined in National Instrument 52-109 —Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934 as of December 31, 2019 (the “Evaluation Date”). They have concluded that, as of the Evaluation Date, the Trust’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Trust in the reports that they file or submit is (i) recorded, processed, summarized and reported within the time periods specified in the applicable rules and (ii) accumulated and communicated to the Trust’s management, including their principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

The Trust’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust.

The Trust’s internal control over financial reporting is a process designed by, or under the supervision of, the Trust’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Trust’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Trust’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Trust’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Trust’s assets that could have a material effect on the financial statements.

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Under the supervision and with the participation of the Trust’s President and Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Trust’s internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2019.

Deloitte LLP, an independent registered public accounting firm, who audited and reported on the Trust’s combined financial statements as at and for the year ended December 31, 2019 and whose report is included in the Trust’s annual report for fiscal 2019, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on the Trust’s internal control over financial reporting as of December 31, 2019. The attestation report precedes the audited financial statements included in the Trust’s annual report for fiscal 2019.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in the Trust’s internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2019 that have materially affected, or that are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite’s management, including the President and Chief Executive Officer and the Chief Financial Officer, does not expect that the Trust’s controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2019.

SELECTED ANNUAL AND QUARTERLY DATA

The annual and quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties.

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2019 for a description of the accounting policies used in the determination of the financial data.

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Annual Data

(in millions, except as noted)
Years ended December 31,	2019	2018	2017
Operating highlights(1)(2)
Revenue	$273.7	$247.5	$244.7
NOI — cash basis(1)	$237.4	$216.7	$218.2
Fair value gain on investment properties, net	$245.4	$354.7	$212.1
Net income attributable to stapled unitholders	$382.1	$465.2	$357.7
Cash provided by operating activities	$183.4	$157.9	$158.7
FFO(1)	$177.5	$168.9	$153.2
AFFO(1)	$172.8	$138.1	$145.4
FFO payout ratio(1)	79%	78%	78%
AFFO payout ratio(1)	81%	91%	82%

Per unit amounts
Diluted FFO(1)	$3.62	$3.68	$3.25
Diluted AFFO(1)	$3.53	$3.01	$3.09
Monthly distributions paid	$2.80	$2.72	$2.60
Diluted weighted average units outstanding	49.0	45.9	47.1

Financial highlights
Investment properties(3)	$4,457.9	$3,425.0	$2,733.6
Assets held for sale	—	$44.2	$391.4
Cash and cash equivalents	$298.7	$658.2	$69.0
Total debt	$1,250.3	$1,303.2	$741.4
Maintenance or improvements capital expenditures paid(4)	$1.8	$5.6	$2.7
Leasing costs paid(4)	$1.8	$4.8	$1.4

Property metrics(3)
Number of income-producing properties	85	80	84
GLA, square feet	40.0	32.2	29.1
Occupancy, by GLA	99.0%	99.1%	98.4%
Weighted average lease term, years	6.5	6.0	5.9

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS MEASURES”.
(2)	Explanations for specific changes in the annual financial data table above are as follows:
•

2019 — Net income attributable to unitholders, cash provided by operating activities and FFO included $0.9 million ($0.02 per unit) in revenue related to lease termination and close-out fees and a net $2.0 million ($0.04 per unit) of real estate transfer tax ($2.7 million) and related tax recovery ($0.07 million) which resulted from an internal reorganization. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.9 million lease termination and close out fees as they can be a source of variance between periods. The fair value gains on investment properties of $245.4 million were largely attributable to various factors including (i) the positive changes in leasing assumptions associated with lease renewals and fair market rent increases for certain properties located in Canada and the United States and (ii) a compression in discount and terminal capitalization rates for certain properties across Granite’s portfolio resulting from the continued market demand for industrial real estate properties.

•

2018 — Net income attributable to unitholders, cash provided by operating activities and FFO included $1.0 million ($0.02 per unit) in revenue related to a lease termination and close-out fee and a net $8.5 million ($0.19 per unit) foreign exchange gain on the remeasurement of US dollar cash proceeds from the sale of investment properties in January 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the aforementioned items as they can be a source of variance between periods. AFFO payout ratio further excludes a $9.1 million tenant incentive payment made in 2018 in connection with the 2014 lease extension at the Eurostar facility. The fair value gains on investment properties of $354.7 million were largely attributable to (i) an increase in fair value to the sale price for the multi-purpose and special purpose properties sold in 2018 or in 2019, (ii) a compression in discount and terminal capitalization rates and an increase in market rents for properties located in Canada, the United States, Germany and the Netherlands resulting from a greater market demand and, to a lesser extent, (iii) positive changes in leasing assumptions primarily from contractual rent increases, new leases and lease renewals.

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•

2017 — Net income attributable to unitholders, cash provided by operating activities and FFO included $1.6 million of lease termination and close-out fees in revenue in connection with tenants having vacated properties and $5.9 million of expenses in connection with the proxy contest leading up to Granite’s June 2017 annual general meeting. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the aforementioned items as they can be a source of variance between periods. The fair value gain on investment properties of $212.1 million was attributable to several factors, and, in particular, from (i) the increase in fair value to the sale price for 10 properties, including three special purpose properties, sold in January 2018 and the higher valuation implied on certain remaining special purpose properties from the pricing realized and the liquidity potential demonstrated from the sale, (ii) a compression in discount and terminal capitalization rates for certain modern warehouse and multi-purpose properties located in Canada, the United States and Europe and (iii) favourable changes in leasing assumptions from new leases or renewals executed during 2017.

(3)

Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at December 31, 2018. There were no properties classified as assets held for sale as at December 31, 2019.

(4)

Excludes maintenance or improvement capital expenditures and leasing costs related to a $9.1 million tenant incentive allowance for a 2014 lease extension in Graz, Austria paid in 2018 and the partially re-leased flex office property in Novi, Michigan paid in 2017, 2018 and 2019 (see “INVESTMENT PROPERTIES”).

Quarterly Data 2019

(in millions, except as noted)	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019
Operating highlights(1)(2)
Revenue	$63.4	$67.9	$68.8	$73.6
NOI — cash basis(1)	$55.1	$58.3	$60.3	$63.8
Fair value gain on investment properties, net	$50.1	$69.6	$78.2	$47.5
Net income attributable to stapled unitholders	$78.3	$98.7	$114.5	$90.6
Cash provided by operating activities	$40.4	$50.1	$42.8	$50.1
FFO(1)	$40.7	$43.1	$45.8	$47.9
AFFO(1)	$39.3	$42.3	$44.6	$46.7
FFO payout ratio(1)	79%	81%	76%	80%
AFFO payout ratio(1)	82%	83%	78%	82%

Per unit amounts
Diluted FFO(1)	$0.89	$0.89	$0.93	$0.91
Diluted AFFO(1)	$0.86	$0.88	$0.90	$0.89
Monthly distributions paid	$0.70	$0.70	$0.70	$0.70
Diluted weighted average units outstanding	45.7	48.3	49.5	52.6

Financial highlights
Investment properties(3)	$3,532.8	$3,799.1	$3,938.3	$4,457.9
Assets held for sale	$38.7	$50.5	$48.3	—
Cash and cash equivalents	$501.0	$496.9	$455.4	$298.7
Total debt	$1,261.6	$1,285.6	$1,253.2	$1,250.3
Maintenance or improvements capital expenditures paid(4)	$0.6	$0.3	$0.7	$0.2
Leasing costs paid(4)	$0.4	—	$0.6	$0.8

Property metrics(3)
Number of income-producing properties	77	79	80	85
GLA, square feet	32.8	34.5	34.9	40.0
Occupancy, by GLA	98.8%	98.9%	99.7%	99.0%
Weighted average lease term, years	6.1	6.0	6.0	6.5

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS MEASURES”.
(2)	Explanations for specific changes in the quarterly financial data table above are as follows:
•

Q1’19 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $0.3 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.3 million lease termination and close-out fee as this revenue can be a source of variance between periods.

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•

Q2’19 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $0.6 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $0.6 million lease termination and close-out fee as this revenue can be a source of variance between periods.

•

Q3’19 — Fair value gains on investment properties of $78.2 million were largely attributable to (i) a compression in discount or terminal capitalization rates for certain properties primarily located in Canada and the United States and, to a lesser extent, in Europe, which resulted from the continued market demand for industrial real estate and (ii) the favourable changes in leasing assumptions associated with fair market rent increases for certain properties located in North America.

•

Q4’19 — Net income attributable to unitholders, cash provided by operating activities and FFO included a net $2.0 million ($0.04 per unit) real estate transfer tax ($2.7 million) and related tax recovery ($0.7 million) which resulted from an internal reorganization.

(3)	Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at the respective quarter-end.
(4)	Excludes maintenance or improvement capital expenditures and leasing costs paid related to the partially re-leased flex office property in Novi, Michigan (see “INVESTMENT PROPERTIES”).

Quarterly Data 2018

(in millions, except as noted)	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018
Operating highlights(1)(2)
Revenue	$61.7	$62.1	$63.8	$59.9
NOI — cash basis(1)	$52.2	$55.2	$56.4	$52.9
Fair value gain on investment properties, net	$32.3	$127.9	$141.6	$52.9
Net income attributable to stapled unitholders	$72.4	$149.1	$157.8	$85.9
Cash provided by operating activities	$37.6	$45.0	$40.6	$34.7
FFO(1)	$51.3	$37.6	$39.1	$40.9
AFFO(1)	$31.2	$29.4	$37.7	$39.8
FFO payout ratio(1)	79%	79%	80%	77%
AFFO payout ratio(1)	109%	99%	82%	79%

Per unit amounts
Diluted FFO(1)	$1.11	$0.82	$0.85	$0.90
Diluted AFFO(1)	$0.67	$0.64	$0.82	$0.87
Monthly distributions paid	$0.68	$0.68	$0.68	$0.68
Diluted weighted average units outstanding	46.3	45.8	45.8	45.7

Financial highlights
Investment properties(3)	$2,916.1	$3,031.2	$3,198.0	$3,425.0
Assets held for sale	—	$341.4	$17.0	$44.2
Cash and cash equivalents	$273.8	$50.1	$192.7	$658.2
Total debt	$745.7	$817.6	$715.9	$1,303.2
Maintenance or improvements capital expenditures paid(4)	$0.4	$3.0	$1.5	$0.7
Leasing costs paid(4)	$1.5	$2.4	$0.5	$0.4

Property metrics(3)
Number of income-producing properties	85	84	85	80
GLA, square feet	29.7	31.8	32.5	32.2
Occupancy, by GLA	98.7%	97.3%	97.3%	99.1%
Weighted average lease term, years	6.0	5.9	5.9	6.0

(1)	For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS MEASURES”.
(2)	Explanations for specific changes in the quarterly financial data table above are as follows:
•

Q1’18 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $1.0 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property and a $10.4 million foreign exchange gain on the remeasurement of US dollar proceeds from the sale of investment properties in January 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the aforementioned items as these items can be a source of variance between periods. AFFO included $9.1 million related to the payment of a tenant incentive allowance made in connection with a 2014 lease extension at the Eurostar facility in Graz, Austria. AFFO used to

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calculate AFFO payout ratio excludes the $9.1 million tenant incentive payment as this cost can be a source of variance between periods.
•

Q2’18 — Net income attributable to unitholders, cash provided by operating activities and FFO included a $1.9 million foreign exchange loss on the remeasurement of US dollar proceeds from the sale of investment properties in January 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.9 million foreign exchange loss on the remeasurement of US dollar proceeds from the sale of investment properties as this item can be a source of variance between periods. Fair value gain on investment properties of $127.9 million included the increase in fair value to the expected sale price of six multi-purpose and special purpose properties classified as assets held for sale in the second quarter of 2018.

•

Q3’18 — Fair value gains on investment properties of $141.6 million included a compression in discount and terminal capitalization rates and an increase in market rents for properties in Canada, the United States, Germany and the Netherlands resulting from the limited availability and greater market demand for industrial real estate properties.

•

Q4’18 — Fair value gains on investment properties of $52.9 million were largely attributable to a compression in discount and terminal capitalization rates for properties located in Canada, the United States and the Netherlands that resulted from a greater market demand for industrial real estate properties and, to a lesser extent, the increase in fair value to the expected sale price for the multi-purpose properties sold in 2019 and the positive changes in leasing assumptions associated with new leases and lease renewals.

(3)	Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at the respective quarter-end.
(4)

Excludes maintenance or improvement capital expenditures and leasing costs paid related to a $9.1 million tenant incentive allowance for a 2014 lease extension in Graz, Austria and the partially re-leased flex office property in Novi, Michigan (see “INVESTMENT PROPERTIES”).

FORWARD-LOOKING STATEMENTS

This MD&A and accompanying letter to unitholders may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO and AFFO per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s intended use of the net proceeds of its equity offerings to fund potential acquisitions and for the other purposes described previously; the potential for expansion and rental growth at the property in Mississauga, Ontario; the expected enhancement to the yield of such properties from such potential expansion and rental growth; the expected construction on and development yield of the acquired greenfield site in Houston, Texas; the expected construction of the distribution/light industrial facility on the 13-acre site in Altbach, Germany; the expected construction of the distribution/warehouse facility in Plainfield, Indiana; the completion of construction at the development property in Dallas, Texas; the anticipated acquisition, development and leasing of three facilities in the Netherlands; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; the expected impact of the refinancing of the term loans on Granite’s returns and cash flow; and the expected amount of any distributions and distribution increase, can be achieved in a timely manner, with

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the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2019 dated March 4, 2020, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2019 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

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